The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and Southwestern Energy Company is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-126884
Subject to completion, dated September 12, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 1, 2005)
7,300,000 Shares
Common Stock

Southwestern Energy Company is offering 7,300,000 shares of its common stock.
Our common stock is listed on the New York Stock Exchange under the symbol “SWN.” The last reported sale price of our common stock on the New York Stock Exchange on September 9, 2005 was $57.45 per share.
Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-10 of this prospectus supplement.

PRICE $          PER SHARE

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Southwestern	$	$
The underwriters may also purchase up to an additional 1,095,000 shares from Southwestern at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of common stock will be ready for delivery on or about September      , 2005.

RBC Capital Markets	JPMorgan

Banc of America Securities LLC
A.G. Edwards
Friedman Billings Ramsey
Hibernia Southcoast Capital

KeyBanc Capital Markets

Simmons & Company International

SunTrust Robinson Humphrey
                         , 2005

ABOUT THIS PROSPECTUS SUPPLEMENT
       This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates shown or that any information we have incorporated by reference to another document is accurate as of any date other than the date of such document. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

S-i

RESERVE ESTIMATES
       This prospectus supplement and the documents incorporated herein by reference contain estimates of our proved natural gas and oil reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the Securities and Exchange Commission, or the SEC, relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.
      Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will most likely vary from those estimated. Such variances may be material. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control.
      At December 31, 2004, approximately 17% of our estimated proved reserves were proved undeveloped and 5% were proved developed non-producing. Proved undeveloped reserves and proved developed non-producing reserves, by their nature, are less certain than proved developed producing reserves. Estimates of reserves in the non-producing categories are nearly always based on volumetric calculations rather than the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Recovery of proved developed non-producing reserves requires capital expenditures to recomplete into the zones behind pipe and is subject to the risk of a successful recompletion. Production revenues from proved undeveloped and proved developed non-producing reserves will not be realized, if at all, until sometime in the future. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.
      You should not assume that the present value of future net cash flows referred to in this prospectus supplement or the documents incorporated by reference herein is the current fair value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by gas purchasers or in governmental regulations or taxation could also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor for our company.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY
       This summary highlights selected information from this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, but may not contain all information that may be important to you. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and all documents incorporated by reference in their entirety before making an investment decision. When used in this prospectus supplement, the terms “we,” “our” and “us,” except as otherwise indicated or as the context otherwise requires, refer to Southwestern Energy Company and its consolidated subsidiaries. Natural gas and oil industry terms used in this prospectus supplement are defined in the “Glossary” section.
Our Company
       Southwestern Energy Company is an independent energy company primarily focused on the exploration for and production of natural gas. We principally operate our exploration and production, or E&P, business in four well-established productive regions — the Arkoma Basin, East Texas, the Permian Basin and the onshore Gulf Coast. In addition to our core operations, we actively seek to develop new conventional exploration projects as well as unconventional plays, which we refer to as New Ventures, with significant exploration and exploitation potential. We are also focused on creating and capturing additional value at and beyond the wellhead through our established natural gas distribution, marketing and transportation businesses, our expanding gathering activities and our forthcoming drilling rig operations.
      We are focused on providing long-term growth in the net asset value of our business, which we achieve in our E&P business through the drillbit. Over the past five years, we have averaged annual production growth of approximately 10% and annual reserve growth of approximately 13%. Our gas and oil production increased to 29.0 Bcfe for the six months ended June 30, 2005 and was 54.1 Bcfe for fiscal year 2004. In 2004, we achieved a reserve replacement ratio of 365% at an average finding and development cost of $1.43 per Mcfe, including reserve revisions. Our year-end reserves grew 28% to 645.5 Bcfe, of which 92% were natural gas and 83% were proved developed. For the first six months of 2005, 93.2% of our operating income was generated by our E&P business and cash flow from our operating activities was $164.4 million. The average proved reserves-to-production ratio, or average reserve life, of our properties was approximately 11.9 years as of December 31, 2004. Our 2004 and 2005 results are largely attributable to our continued drilling success in our Overton Field, as well as our continued successful conventional drilling program in the Arkoma Basin, principally from the project area we refer to as the Ranger Anticline. We believe our Fayetteville Shale resource play, the unconventional shale gas play on the Arkansas side of the Arkoma Basin that we announced in August 2004, has the potential to significantly contribute to our future growth.
E&P Capital Investments
      Our E&P capital investments are focused on executing the formula that was first developed by our management in late 1999:
“The Right People doing the Right Things wisely investing the cash flow from the underlying Assets will create Value+”

Our 2005 capital budget of $499.5 million, including $60.7 million that is contingent upon the consummation of this offering, is allocated as follows:

	Total	Contingent

	(In Millions)
E&P:
East Texas	$171.0	$7.9
Fayetteville Shale	132.3	5.2
Conventional Arkoma	64.9	—
Permian	14.0	5.0
Gulf Coast	4.8	—
New Ventures & Exploration	28.3	5.9
Drilling Rigs	54.8	21.0

Total E&P	470.1	45.0
Gathering	15.7	15.7
Utility	10.4	—
Corporate	3.3	—

Total 2005 Capital Budget(1)	$499.5	$60.7

(1)	As of June 30, 2005, we had invested approximately $186.7 million of our 2005 capital budget.
      Conventional Drilling. Our investments have continued to focus primarily on our lower-risk, high-return conventional drilling programs in East Texas and the Arkoma Basin that have driven our production and reserve growth for the past three years. These drilling programs respectively accounted for 41% and 37% of our production in 2004 and 47% and 37% of our proved reserves at December 31, 2004. We have allocated $64.9 million of our 2005 capital budget to our conventional drilling program in the Arkoma Basin and we plan to invest $171.0 million in East Texas in 2005, including $7.9 million that is contingent upon consummation of this offering. We expect to drill approximately 91 wells in East Texas in 2005, of which approximately 82 wells are planned at Overton, and to drill approximately 70 wells in 2005 as part of our conventional Arkoma drilling program, including approximately 50 wells at Ranger Anticline. As of September 7, 2005, we have drilled 50 wells at our Overton Field in East Texas, all of which were productive, and we have participated in 29 wells in our Ranger Anticline project area, of which 23 were productive and six were in the process of being drilled.
      Fayetteville Shale Play. Our Fayetteville Shale resource play has emerged as a significant focus of our capital expenditures in 2005 as we have accelerated our drilling program for the play. We plan to invest $132.3 million of our 2005 E&P capital budget in our Fayetteville Shale play, including $5.2 million that is contingent upon the consummation of this offering, which includes drilling approximately 80 to 90 wells, including approximately 50 horizontal wells. Since the time our drilling program began in mid-2004 through September 7, 2005, we have drilled 56 wells and participated in one non-operated well in eight separate pilot areas across five counties in Arkansas. Twelve of the 57 wells drilled are horizontal wells. Forty-five of the wells are on production, seven are in some stage of completion or awaiting pipeline connection and five are shut-in or abandoned. The Arkansas Oil and Gas Commission has approved field rules for three of our pilot areas and a fourth is currently pending. We hold approximately 830,000 net acres (including 125,000 net acres held by conventional production) in the Fayetteville Shale play area. Our strategy going forward is to increase our production through development drilling while also determining the economic viability of the undrilled portion of our acreage through drilling in new pilot areas. Our drilling program for the Fayetteville Shale play is flexible and will be impacted by a number of factors, including the results of our horizontal drilling efforts, our ability to determine the most effective and economic fracture stimulation, the extent to which we can replicate the results of our successful Fayetteville Shale wells on our other Fayetteville Shale acreage as well as the gas and oil commodity price environment. We refer you to “Risk Factors — Our future reserve and production growth is dependent in part on the success of our Fayetteville Shale drilling program, which has a limited operational history and is subject to change.”
Recent Developments
      Purchase of Drilling Rigs. In July 2005, we announced that we had entered into an agreement with a private manufacturer for the fabrication of five new drilling rigs for an aggregate purchase price of $37.7 million. Including required ancillary equipment and supplies, the total cost for the five rigs is approximately $48.5 million. Approximately $33.8 million of these costs are included in capital allocated to our 2005 E&P capital program. The new rigs will facilitate the anticipated continued acceleration of our Fayetteville Shale play drilling program in 2006 and are expected to provide significant operational efficiencies over the third-party rigs we utilize. We expect delivery of the first rig in November 2005, and expect delivery of one new rig each month thereafter.
      On August 31, 2005, we entered into an option agreement with the same manufacturer for the fabrication of five additional drilling rigs. The option agreement expires on September 30, 2005 and does not specify a purchase price. Subject to the consummation of this offering, we have included approximately $21.0 million for these drilling rigs in our 2005 E&P capital program using an estimated total cost of approximately $48.9 million for the additional rigs and the required ancillary equipment and supplies.
      Two-For-One Stock Split. In June 2005, we distributed additional shares of our common stock to our stockholders in a two-for-one stock split that was declared by our board of directors in May 2005.
      Amended and Restated Credit Facility. In January 2005, we amended and restated our $300 million revolving credit facility that was due to expire in January 2007, increasing the borrowing capacity to $500 million and extending the expiration date to January 2010. The amended and restated revolving credit facility replaced the $300 million revolving credit facility and another smaller credit facility.
Our Business Strategy
      Our business strategy is focused on providing long-term growth in the net asset value of our business. Within the E&P segment, we prepare economic analyses for each of our drilling and acquisition opportunities and rank them based upon the expected present value added for each dollar invested, which we refer to as PVI. The PVI of the future expected cash flows for each project is determined using a 10% discount rate. We target creating at least $1.30 of discounted pre-tax PVI for each dollar we invest in our E&P business. Our actual PVI results are utilized to help determine the allocation of our future capital investments. The key elements of our E&P business strategy are:

•	Exploit and Develop Existing Asset Base. We seek to maximize the value of our existing asset base by developing and exploiting properties that have production and reserve growth potential while also controlling per unit production costs. We intend to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, and by drilling infill locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.

•	Grow Through New Exploration and Development Activities. We actively seek to develop natural gas and oil plays as well as other new exploration projects with significant exploration and exploitation potential. New prospects are evaluated based on repeatability, multi-well potential and land availability as well as other criteria. Our Fayetteville Shale resource play is an outgrowth of our focus on new exploration and development projects.

•	Rationalize Our Property Portfolio and Acquire Selective Properties. We actively pursue opportunities to reduce production costs of our properties and improve overall return, including selling marginal properties from our E&P portfolio of assets and acquiring producing properties and leasehold acreage in the regions in which we operate. We also seek to acquire operational control of properties with significant unrealized exploration and exploitation potential.
Our Competitive Strengths
      We believe that the following competitive strengths distinguish us from our competitors:

•	Our People. Our E&P operations are organized into asset management teams based on the geographic location of our assets. These teams are comprised of operational and technical professionals with knowledge and experience in the basins, including geoscientists averaging over 20 years of experience and possessing successful track records of finding natural gas and oil. We also have personnel dedicated to the research and identification of new conventional and unconventional plays (including coal bed methane, shale gas and basin-centered gas) in order to develop future drilling inventory.

•	High-Quality Asset Base. Our E&P producing properties are characterized by high-margin reserves with established production profiles and are approximately 92% natural gas. The average reserve life of our properties was approximately 11.9 years as of December 31, 2004. Our natural gas distribution assets provide stable earnings and cash flow and a premium market for approximately 10% of our total gas production.

•	Economies of Scale Driven by Geographic Concentration. In our key operating areas, our properties are concentrated in locations that enable us to establish economies of scale in both drilling and production operations. Our producing properties generate a significant amount of cash flow due to both locational advantages and very low production costs per unit of production.

•	Substantial and Balanced Inventory of Development and Exploration Prospects. We have a balanced portfolio of properties and projects that range from low risk development locations to higher risk, higher potential exploratory locations defined by, and supported with, 3-D seismic data. Our substantial inventory of drilling locations and degree of operating control provide us with flexibility in project selection and timing.

THE OFFERING

Common stock offered by Southwestern Energy	7,300,000 shares

Common stock outstanding after this offering	80,258,575 shares

Use of proceeds	We intend to use a portion of the net proceeds from this offering to fund $60.7 million of capital expenditures under our 2005 capital program that are specifically contingent upon this offering and to repay upon maturity $125.0 million of our 6.70% senior notes due in December 2005. We will use the remaining net proceeds for general corporate purposes, which is expected to include funding our remaining 2005 and future capital expenditures relating to the acceleration of the development of our Fayetteville Shale resource play. Pending such use, we may invest the funds in short-term marketable securities and/or apply them to the reduction of indebtedness outstanding under our revolving credit facility. See “Use of Proceeds.”

Risk factors	For a discussion of factors you should consider before buying shares of our common stock, we refer you to “Risk Factors.”

New York Stock Exchange symbol	SWN
      The number of shares of our common stock shown above to be outstanding after consummation of this offering is based on the number of shares outstanding as of September 7, 2005, and excludes (i) 3,664,401 shares of common stock issuable upon exercise of stock options outstanding as of September 7, 2005, (ii) 3,844,845 shares of common stock reserved for issuance under our stock incentive plans and (iii) 617,103 unvested restricted shares of common stock.
      Unless we indicate otherwise, the share information in this prospectus supplement assumes that the underwriters’ option to cover over-allotments is not exercised. See “Underwriting.”
*       *       *
      Our executive offices are located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032, and our telephone number is (281) 618-4700.

SUMMARY CONSOLIDATED FINANCIAL DATA
       The summary historical data set forth below as of and for each of the three years ended December 31, 2004, 2003 and 2002 have been derived from our consolidated financial statements contained in our annual report on Form 10-K for the year ended December 31, 2004, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary historical data set forth below as of and for the six months ended June 30, 2005 and 2004 have been derived from our unaudited consolidated financial statements contained in our quarterly report on Form 10-Q for the period ended June 30, 2005. All weighted average shares and per share numbers have been adjusted for the two-for-one stock split effected in June 2005. The table should be read in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Form 10-K and our Form 10-Q, each of which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	For the Six Months		For the Year Ended
	Ended June 30,		December 31,

	2005	2004	2004	2003	2002

	(In Thousands)
Statement of Operations:
Operating revenues:
Gas sales	$219,463	$174,857	$375,460	$256,467	$198,108
Gas marketing	54,750	24,860	65,127	43,313	41,709
Oil sales	13,539	8,342	19,461	14,180	14,340
Gas transportation and other	5,764	8,158	17,089	13,441	7,345

Total operating revenues	293,516	216,217	477,137	327,401	261,502

Production costs and expenses:
Gas purchases — utility	38,901	35,050	64,311	52,585	48,388
Gas purchases — marketing	52,130	22,635	60,804	39,428	37,927
Operating expenses	24,346	20,210	42,157	37,377	38,154
General and administrative expenses	20,611	16,274	36,074	33,102	26,446
Depreciation, depletion and amortization	43,256	32,617	73,674	55,948	53,992
Taxes, other than income taxes	10,865	7,878	17,830	11,619	10,090

Total production costs and expenses	190,109	134,664	294,850	230,059	214,997

Operating income	103,407	81,553	182,287	97,342	46,505

Interest expense:
Interest on long-term debt	10,164	8,797	18,335	17,722	21,664
Other interest charges	668	828	1,461	1,381	1,285
Interest capitalized	(1,639)	(1,293)	(2,804)	(1,792)	(1,483)

Total interest expense	9,193	8,332	16,992	17,311	21,466

Other income (expense)	199	(547)	(362)	797	(566)

Income before income taxes and minority interest	94,413	72,674	164,933	80,828	24,473
Minority interest in partnership	(408)	(830)	(1,579)	(2,180)	(1,454)

Income before income taxes	94,005	71,844	163,354	78,648	23,019
Provision for income taxes — deferred	34,570	26,582	59,778	28,896	8,708

Income before accounting change	59,435	45,262	103,576	49,752	14,311
Cumulative effect of adoption of accounting principle	—	—	—	(855)	—

Net income	$59,435	$45,262	$103,576	$48,897	$14,311

	For the Six Months		For the Year Ended
	Ended June 30,		December 31,

	2005	2004	2004	2003	2002

Earnings per share:
Basic	$0.82	$0.64	$1.45	$0.73	$0.29
Diluted	0.79	0.62	1.40	0.72	0.28
Weighted average common shares outstanding:
Basic	72,363,971	71,220,980	71,451,202	66,792,104	50,453,160
Diluted	75,057,761	73,439,858	73,925,544	68,475,868	52,104,476

	As of	As of
	June 30, 2005	December 31, 2004

	(In Thousands)
Balance Sheet Data:
Cash	$745	$1,235
Working capital	(54,125)	(2,715)
Total current assets	109,454	130,985
Long-term debt	328,100	325,000
Shareholders’ equity	487,934	447,677

	For the Six Months		For the Year Ended
	Ended June 30,		December 31,

	2005	2004	2004	2003	2002

	(In Thousands)
Selected Cash Flow Data:
Net cash provided by operating activities	$164,391	$120,473	$237,897	$109,099	$77,574
Net cash used in investing activities	(176,238)	(122,402)	(285,448)	(161,656)	(64,469)
Net cash provided by (used in) financing activities	11,357	1,738	47,509	52,144	(15,056)
Capital expenditures	176,981	124,234	291,101	168,172	92,062

	For the Six Months		For the Year Ended
	Ended June 30,		December 31,

	2005	2004	2004	2003	2002

	(In Thousands)
Segment Data:
Operating income:
E&P	$96,330	$70,881	$164,585	$84,737	$36,048
Natural gas distribution	5,086	7,382	8,516	6,766	7,563
Marketing, transportation and other	1,991	3,290	9,186	5,839	2,894

	$103,407	$81,553	$182,287	$97,342	$46,505

SUMMARY NATURAL GAS AND OIL RESERVE DATA
       The following table is a summary of the estimates of our net proved natural gas and oil reserves as of December 31, 2004, 2003 and 2002, and the present value attributable to the reserves at such dates. Estimates of our net proved reserves were audited by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm in Houston, Texas.

	2004	2003	2002

Estimated Proved Reserves (MMcfe):
Beginning of year:	503,066	415,318	402,037
Extensions and discoveries	204,042	143,419	77,121
Production	(54,133)	(41,153)	(40,064)
Revisions	(12,638)	(15,552)	2,514
Acquisition of reserves	5,814	1,096	6,628
Disposition of reserves	(620)	(62)	(32,918)

End of year	645,531	503,066	415,318

	As of December 31,

	2004	2003	2002

Composition of Reserve Base:
Percent natural gas	92%	91%	90%
Percent proved developed	83%	82%	77%
Average Reserve Life Index — years(a)	11.9	12.2	10.4
Standardized Measure Values (in thousands)(b):
Pre-tax PV-10	$1,218,369	$994,322	$694,128
After-tax PV-10	892,308	716,352	501,599
Representative Natural Gas and Oil Prices(c):
Natural gas — NYMEX Henry Hub per MMBtu	$6.18	$5.97	$4.74
Oil — NYMEX WTI per Bbl	43.45	32.52	31.20

(a)	Average reserve life index is calculated by dividing total reserves at such date by our actual production for the period ended on such date.

(b)	Determined based on period-end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.

(c)	Natural gas and oil prices as of each period end date were based on NYMEX prices per MMBtu and Bbl at such date, with these representative prices adjusted by field to arrive at the appropriate corporate net price.

SUMMARY OPERATING DATA
       The following table shows certain summary unaudited information with respect to our production and sales of natural gas and oil for the periods indicated.

	For the Six Months		For the Year Ended
	Ended June 30,		December 31,

	2005	2004	2004	2003	2002

Average Daily Production Volumes:
Natural gas equivalent (Mcfe)	160,326	132,132	147,904	112,748	109,764
Average Sales Prices (Excluding Hedges):
Price per Mcf of natural gas	$6.10	$5.59	$5.80	$5.15	$3.11
Price per Bbl of oil	48.88	35.41	40.55	29.66	23.94
Average Sales Prices (Including Hedges):
Price per Mcf of natural gas	$5.71	$5.09	$5.21	$4.20	$3.00
Price per Bbl of oil	39.42	28.55	31.47	26.72	21.02
Average Unit Costs per Mcfe (E&P Segment Only):
Lease operating expenses	$0.44	$0.39	$0.38	$0.39	$0.45
Taxes other than income taxes	0.32	0.27	0.28	0.22	0.19
General and administrative expense	0.39	0.37	0.36	0.41	0.32
Full cost pool amortization	1.34	1.18	1.20	1.17	1.16

RISK FACTORS
       Before making an investment in shares of our common stock, you should carefully consider the risks described below, as well as the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, please read “About This Prospectus Supplement” and “Cautionary Statement About Forward-Looking Statements” in this prospectus supplement and “Forward-Looking Information” in the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.
Risks Related to Our Business

Natural gas and oil prices are volatile. Volatility in natural gas and oil prices can adversely affect our results and the price of our common stock. This volatility also makes valuation of natural gas and oil producing properties difficult and can disrupt markets.
      Natural gas and oil prices have historically been, and are likely to continue to be, volatile. The prices for natural gas and oil are subject to wide fluctuation in response to a number of factors, including:

•	relatively minor changes in the supply of and demand for natural gas and oil;

•	market uncertainty;

•	worldwide economic conditions;

•	weather conditions;

•	import prices;

•	political conditions in major oil producing regions, especially the Middle East;

•	actions taken by OPEC;

•	competition from other sources of energy; and

•	economic, political and regulatory developments.
      Price volatility makes it difficult to budget and project the return on exploration and development projects involving our natural gas and oil properties and to estimate with precision the value of producing properties that we may own or propose to acquire. In addition, unusually volatile prices often disrupt the market for natural gas and oil properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties. Our quarterly results of operations may fluctuate significantly as a result of, among other things, variations in natural gas and oil prices and production performance, which may adversely affect the price of our common stock. In recent years, natural gas and oil price volatility has become increasingly severe.

A substantial or extended decline in natural gas and oil prices would have a material adverse affect on us.
      Natural gas and oil prices are at or near their highest historical levels. A substantial or extended decline in natural gas and oil prices would have a material adverse effect on our financial position, results of operations, access to capital and the quantities of natural gas and oil that may be economically produced. A significant decrease in price levels for an extended period would negatively affect us in several ways including:

•	our cash flow would be reduced, decreasing funds available for capital expenditures employed to replace reserves or increase production;

•	certain reserves would no longer be economic to produce, leading to both lower proved reserves and cash flow; and

•	access to other sources of capital, such as equity or long-term debt markets, could be severely limited or unavailable.
Consequently, our revenues and profitability would suffer.

Lower natural gas and oil prices may cause us to record ceiling test write-downs.
      We use the full cost method of accounting for our natural gas and oil operations. Accordingly, we capitalize the cost to acquire, explore for and develop natural gas and oil properties. Under the full cost accounting rules of the SEC, the capitalized costs of natural gas and oil properties — net of accumulated depreciation, depletion and amortization, and deferred income taxes – may not exceed a “ceiling limit.” This is equal to the present value of estimated future net cash flows from proved natural gas and oil reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects.
      These rules generally require pricing future natural gas and oil production at the unescalated natural gas and oil prices in effect at the end of each fiscal quarter, including the impact of derivatives qualifying as hedges. They also require a write-down if the ceiling limit is exceeded, even if prices declined for only a short period of time. Once a write-down is taken, it cannot be reversed in future periods even if natural gas and oil prices increase.
      If natural gas and oil prices fall significantly, a write-down may occur. Write-downs required by these rules do not impact cash flow from operating activities but do reduce net income and shareholders’ equity.

We may have difficulty financing our planned capital expenditures, which could adversely affect our growth.
      We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. Our planned capital expenditures for 2005 are expected to significantly exceed the net cash generated by our operations. We intend to use the net proceeds from this offering to fund a portion of capital expenditures in 2005 and 2006. We expect to borrow under our credit facility or access the capital markets to fund future capital expenditures that are in excess of our net cash flow. Our ability to borrow under our credit facility is subject to certain conditions. At June 30, 2005, we were in compliance with the borrowing conditions of our credit facility. If we are not in compliance with the terms of our credit facility in the future, we may not be able to borrow under our credit facility as necessary to fund our capital expenditures. We also cannot be certain that other additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis. Any such curtailment or sale could have a material adverse effect on our results and future operations.

Although our estimated natural gas and oil reserve data is independently audited, our estimates may still prove to be inaccurate.
      Our reserve data represents the estimates of our reservoir engineers made under the supervision of our management. Our reserve estimates are audited each year by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm. In conducting its audit, the engineers and geologists of Netherland, Sewell & Associates, Inc. study our major properties in detail and independently develop reserve estimates. Minor properties (typically representing less than 20% of the total reserve estimates) are also audited, but less rigorously. In its audit, Netherland, Sewell & Associates, Inc. treats differences between estimates prepared by us and them that are within 10% in the aggregate as immaterial.
      Reserve estimates are prepared for each of our properties annually by the reservoir engineers assigned to the asset management team in the geographic locations in which the property is located. These estimates are reviewed by senior engineers who are not part of the asset management teams and by the executive vice president of our E&P subsidiaries. Finally, the estimates of our proved reserves together with the audit of Netherland, Sewell & Associates, Inc. are reviewed by our Audit Committee. There are numerous uncertainties and risks that are inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and timing of development expenditures as many factors are beyond our control. We incorporate many factors and assumptions into our estimates including:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;

•	future oil and gas prices and quality and locational differentials; and

•	future development and operating costs.
      Although we believe our assumptions are reasonable based on the information available to us at the time we prepare our estimates, our actual results could vary materially from estimated quantities of proved natural gas and oil reserves (in the aggregate and for a particular location), production, revenues, taxes and development and operating expenditures. In addition, our estimates of reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing natural gas and oil prices, operating and development costs and other factors. In 2002, these reserve revisions resulted in a 2.5 Bcfe upward change in our proved reserves in the aggregate. In 2003, reserves were revised downward by 15.5 Bcfe due to poorer-than-expected well performance related to our South Louisiana properties. In 2004, the reserves were also revised downward by 12.7 Bcfe due primarily to slightly higher decline rates related to some of the wells in our Overton Field in East Texas.
      Finally, recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. At December 31, 2004, approximately 17% of our estimated proved reserves were undeveloped. Our reserve data assume that we can and will make these expenditures and conduct these operations successfully, which may not occur. Please read “Reserve Estimates” on page S-ii for additional information regarding the uncertainty of reserve estimates.

Our level of indebtedness may adversely affect operations and limit our growth.
      At June 30, 2005, we had indebtedness of $328.1 million, excluding our several guarantee of 60% of the debt obligations of NOARK Pipeline System, L.P., which guarantee amounted to approximately $39.6 million as of such date. Of this amount, $103.1 million was bank indebtedness under our revolving credit facility. As of September 7, 2005, we had approximately $176.4 million outstanding under our existing $500 million revolving credit facility. As indicated in the risk factor headed “We may have difficulty financing our planned capital expenditures, which could adversely affect our growth” above, we also expect to incur significant additional indebtedness in order to fund a portion of future capital expenditures.
      The terms of the indenture relating to our outstanding senior notes and our revolving credit facility impose significant restrictions on our ability and, in some cases, the ability of our subsidiaries to take a number of actions that we may otherwise desire to take, including:

•	incurring additional debt, including guarantees of indebtedness;

•	redeeming stock or debt;

•	making investments;

•	creating liens on our assets; and

•	selling assets.
      Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:

•	requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	detracting from our ability to successfully withstand a downturn in our business or the economy generally.
      Our ability to comply with the covenants and other restrictions in the agreements governing our debt may be affected by events beyond our control, including prevailing economic and financial conditions. If we fail to comply with the covenants and other restrictions, it could lead to an event of default and the acceleration of our repayment of outstanding debt. We may not have sufficient funds to make such repayments. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowing, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our debt, including our credit facility and our indenture, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such financing or other transaction. We cannot assure you that any such proposed offering, refinancing or sale of assets can be successfully completed or, if completed, that the terms will be favorable to us.

If we fail to find or acquire additional reserves, our reserves and production will decline materially from their current levels.
      The rate of production from natural gas and oil properties generally declines as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities, successfully apply new technologies or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future natural gas and oil production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

Our future reserve and production growth is dependent in part on the success of our Fayetteville Shale drilling program, which has a limited operational history and is subject to change.
      We commenced drilling wells in the Fayetteville Shale play in mid-2004 and, as of September 7, 2005, we have only drilled 56 wells and participated in one outside-operated well relating to this play. The wells were drilled in areas that represent a very small sample of our large acreage position. As of December 31, 2004, we had only 7.5 Bcfe of proved reserves attributable to this play. Additionally, since our successful wells have a limited production history, we have limited information on the amount of reserves that will ultimately be recovered from such wells. Our drilling plans with respect to our Fayetteville Shale play are flexible and are dependent upon a number of factors, including the extent to which we can replicate the results of our successful Fayetteville Shale wells on our other Fayetteville Shale acreage as well as the gas and oil commodity price environment. The determination as to whether we continue to drill prospects in the Fayetteville Shale may depend on any one or a combination of the following factors:

•	our ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation;

•	material changes in natural gas prices;

•	changes in the estimates of costs to drill or complete wells;

•	the extent of our success in drilling and completing horizontal wells;

•	our ability to reduce our exposure to costs and drilling risks;

•	the costs and availability of drilling equipment;

•	success or failure of wells drilled in similar formations or which would use the same production facilities;

•	receipt of additional seismic or other geologic data or reprocessing of existing data;

•	the extent to which we are able to effectively operate the drillings rigs we acquire; or

•	availability and cost of capital.
      We continue to gather data about our prospects in the Fayetteville Shale, and it is possible that additional information may cause us to alter our drilling schedule or determine that prospects in some portion of our acreage position should not be pursued at all.

Our exploration, development and drilling efforts and our operations of our wells may not be profitable or achieve our targeted returns.
      We require significant amounts of undeveloped leasehold acreage in order to further our development efforts. Exploration, development, drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We invest in property, including undeveloped leasehold acreage, which we believe will result in projects that will add value over time. However, we cannot assure you that all prospects will result in viable projects or that we will not abandon our initial investments. Additionally, there can be no assurance that leasehold acreage acquired by us will be profitably developed, that new wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such leasehold acreage or wells. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target PVI results are dependent upon the current and future market prices for natural gas and crude oil, costs associated with producing natural gas and crude oil and our ability to add reserves at an acceptable cost. We rely to a significant extent on seismic data and other advanced technologies in identifying leasehold acreage prospects and in conducting our exploration activities. The seismic data and other technologies we use do not allow us to know conclusively prior to acquisition of leasehold acreage or drilling a well whether natural gas or oil is present or may be produced economically. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies.
      In addition, we may not be successful in implementing our business strategy of controlling and reducing our drilling and production costs in order to improve our overall return. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including unexpected drilling conditions, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, environmental and other governmental requirements and the cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

We incur substantial costs to comply with government regulations, especially regulations relating to environmental protection and safety, and could incur even greater costs in the future.
      Our exploration, production, development and gas distribution and marketing operations are regulated extensively at the federal, state and local levels. We have made and will continue to make large expenditures in our efforts to comply with these regulations, including environmental regulations. The natural gas and oil regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect our operations and limit the quantity of hydrocarbons we may produce and sell. In addition, at the U.S. federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.
      As an owner or lessee and operator of natural gas and oil properties, and an owner of gas gathering, transmission and distribution systems, we are subject to various federal, state and local regulations relating to discharge of materials into, and protection of, the environment and the design, construction and operation of our pipeline. These regulations may, among other things, impose liability on us for the cost of pollution clean-up resulting from our operations, subject us to liability for pollution damages, and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment or the design of our gathering, transmission and distribution systems to comply with safety requirements could significantly increase our costs of compliance, or otherwise adversely affect our business.

      One of the responsibilities of owning and operating natural gas and oil properties is paying for the cost of abandonment. Effective January 1, 2003, companies were required to reflect abandonment costs as a liability on their balance sheets. We may incur significant abandonment costs in the future that could adversely affect our financial results.

Natural gas and oil drilling and producing operations involve various risks for which we may not be fully insured.
      Our operations are subject to all the risks normally incident to the operation and development of natural gas and oil properties and the drilling of natural gas and oil wells, including encountering well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks.
      We maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks. For example, we do not maintain business interruption insurance. Additionally, pollution and environmental risks generally are not fully insurable. These risks could give rise to significant costs not covered by insurance that could have a material adverse effect upon our financial results.

We cannot control activities on properties we do not operate. Failure to fund capital expenditure requirements may result in reduction or forfeiture of our interests in some of our non-operated projects.
      We do not operate some of the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. As of December 31, 2004, approximately 24% of our gas and oil properties, based on PV-10 value, are operated by other companies. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities and our targeted production growth rate. The success and timing of drilling, development and exploitation activities on properties operated by others depend on a number of factors that are beyond our control, including the operator’s expertise and financial resources, approval of other participants for drilling wells and utilization of technology.
      When we are not the majority owner or operator of a particular natural gas or oil project, we may have no control over the timing or amount of capital expenditures associated with such project. If we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

Shortages of oil field equipment, services and qualified personnel could adversely affect our results of operations.
      The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the natural gas and oil industry can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher natural gas and oil prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We cannot be certain when we will experience shortages or price increases, which could adversely affect our profit margin, cash flow and operating results or restrict our ability to drill wells and conduct ordinary operations.

We have recently invested in and plan to continue investing in drilling rigs; however, we lack experience in owning and operating drilling rigs.
      In July 2005, we entered into an agreement with a private manufacturer for the fabrication of five new drilling rigs for an aggregate purchase price of $37.7 million. Including required ancillary equipment and supplies, the total cost of the five rigs is approximately $48.5 million. On August 31, 2005, we entered into an option agreement with the same manufacturer for the fabrication of an additional five rigs. Subject to the consummation of this offering, we have included $21.0 million for these additional drilling rigs in our 2005 E&P capital program using an estimated total cost of approximately $48.9 million, including required ancillary equipment and supplies.
      We have no prior experience in owning and operating drilling rigs. We cannot assure you that we will be able to attract and retain qualified field personnel to operate our drilling rigs or to otherwise effectively conduct our drilling operations. If we are unable to retain qualified personnel or to effectively conduct our drilling operations, our financial and operating results may be adversely affected.

Our business could be adversely affected by competition with other companies.
      The natural gas and oil industry is highly competitive, and our business could be adversely affected by companies that are in a better competitive position. As an independent natural gas and oil company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions, marketing agreements, equipment and labor against companies with financial and other resources substantially larger than we possess. Many of our competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, many of our competitors have been operating in some of our core areas for a much longer time than we have or have established strategic long-term positions in geographic regions in which we may seek new entry.

We depend upon our management team and our operations require us to attract and retain experienced technical personnel.
      The successful implementation of our business strategy and handling of other issues integral to the fulfillment of our business strategy depends, in part, on our experienced management team, as well as certain key geoscientists, geologists, engineers and other professionals employed by us. The loss of key members of our management team or other highly qualified technical professionals could have a material adverse effect on our business, financial condition and operating results.

Our hedging activities may prevent us from benefiting from price increases and may expose us to other risks.
      To reduce our exposure to fluctuations in the prices of natural gas and oil, we enter into hedging arrangements with respect to a portion of our expected production. As of December 31, 2004, we had hedges on approximately 70% to 80% of our targeted 2005 natural gas production and approximately 60% to 70% of our targeted 2005 oil production. Our price risk management activities reduced revenues by $35.6 million in 2004, $37.4 million in 2003 and $6.1 million in 2002. To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges.
      In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement;

•	the counterparties to our futures contracts fail to perform the contracts; or

•	a sudden, unexpected event materially impacts natural gas or oil prices.
      In addition, future market price volatility could create significant changes to the hedge positions recorded on our financial statements. We refer you to “Quantitative and Qualitative Disclosures about Market Risk” in our annual report on Form 10-K and our quarterly reports on Form 10-Q for additional information about our financial instruments that are sensitive to commodity prices. At June 30, 2005, the fair value of these financial instruments was a liability of $80.8 million.

A decline in the condition of the capital markets or a substantial rise in interest rates could harm us.
      If the condition of the capital markets utilized by us to finance our operations materially declines, we might not be able to finance our operations on terms we consider acceptable. In addition, a substantial rise in interest rates would increase the cost of borrowing under our credit facility and decrease our net cash flows.
Risks Related to This Offering

Our stock price may decline when our results decline or when events occur that are adverse to us or our industry.
      You can expect the market price of our common stock to decline when our quarterly results decline or otherwise fail to meet the expectations of the financial community or the investing public or at any other time when events actually or potentially adverse to us or the natural gas and oil industry occur. Our common stock price may decline to a price below the price you paid to purchase your shares of common stock in this offering.

We do not intend to pay any dividends on our common stock.
      We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion.

Substantial sales of our common stock could cause our stock price to decline.
      If our existing shareholders sell a large number of shares of our common stock or the public market perceives that existing shareholders might sell shares of common stock, the market price of our common stock could significantly decline. All of the shares offered by this prospectus supplement and the accompanying prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by an “affiliate,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The outstanding shares subject to lock-up agreements between each of our directors and executive officers and the underwriters may be sold 60 days after the effective date of this offering, except as noted in “Underwriting.”

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even if that change of control would be beneficial to our shareholders.
      Our articles of incorporation authorize the issuance of preferred stock without further action by the shareholders, except such shareholder action as may be required by law or contractual arrangements. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without shareholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our shareholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.
      We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter, bylaws, Arkansas law and our debt securities contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
       This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in the documents we incorporate by reference. All statements, other than statements of historical fact, included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. We have no obligation and make no undertaking to publicly update or revise any forward-looking statements.
      Forward-looking statements include the items identified in the preceding paragraph, the information concerning possible or assumed future results of operations and other statements contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus identified by words such as “anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “goal,” “plan,” “forecast,” “target” or similar expressions.
      You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause our actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

•	the timing and extent of changes in commodity prices for natural gas and oil;

•	the timing and extent of our success in discovering, developing, producing and estimating reserves;

•	the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays;

•	the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position;

•	the extent of our success in drilling and completing horizontal wells;

•	our ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation;

•	our lack of experience in owning and operating drilling rigs;

•	our ability to fund our planned capital expenditures;

•	our future property acquisition or divestiture activities;

•	the effects of weather and regulation on our gas distribution segment;

•	increased competition;

•	the impact of federal, state and local government regulation;

•	the financial impact of accounting regulations and critical accounting policies;

•	changing market conditions and prices (including regional basis differentials);

•	the comparative cost of alternative fuels;

•	conditions in capital markets and changes in interest rates;

•	the availability of oil field personnel, services, drilling rigs and other equipment; and

•	any other factors listed in the reports we have filed and may file with the SEC, which are incorporated by reference.
      We caution you that these forward-looking statements are also subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and sale of natural gas and oil. These risks include, but are not limited to, third-party interruption of sales to market, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved natural gas and oil reserves and in projecting future rates of production and timing of development expenditures and the other risks described in our annual report on Form 10-K and the periodic reports that we file with the SEC. Should one or more of the risks or uncertainties described above or elsewhere in our annual report on Form 10-K or our other periodic reports occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
      Other factors and assumptions not identified above were also involved in the making of the forward-looking statements. The failure of those assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

USE OF PROCEEDS
       We estimate that the net proceeds to us from this offering, based upon an assumed offering price of $57.45, the last reported price on September 9, 2005, will be approximately $405.5 million ($466.4 million if the underwriters’ over-allotment option is exercised in full), after deduction of the underwriting discounts and estimated offering expenses payable by us.
      We intend to use a portion of the net proceeds from this offering to fund $60.7 million of capital expenditures under our 2005 capital program that are specifically contingent upon this offering and to repay upon maturity $125.0 million of our 6.70% senior notes due in December 2005. We will use the remaining net proceeds for general corporate purposes, which is expected to include funding our remaining 2005 and future capital expenditures relating to the acceleration of the development of our Fayetteville Shale resource play. Pending such use, we may invest the funds in short-term marketable securities and/or apply them to the reduction of indebtedness outstanding under our revolving credit facility. As of September 7, 2005, we owed $176.4 million under our revolving credit facility, which indebtedness had an average interest rate of approximately 4.86% and a maturity date of January 4, 2010.

CAPITALIZATION
       The following table sets forth our capitalization as of June 30, 2005, on an historical and as adjusted basis. The as adjusted basis gives effect to the receipt of the estimated net proceeds of $405.5 million (assuming an offering price of $57.45 per share) from the issuance of 7,300,000 shares of our common stock (assuming the underwriters do not exercise their over-allotment option), the repayment of our 6.70% senior notes due 2005 and the short-term application of a portion of the proceeds to the repayment of outstanding indebtedness under our revolving credit facility. You should read this table in conjunction with our consolidated financial statements and notes included in our quarterly report on Form 10-Q for the period ended June 30, 2005.

	As of June 30, 2005

	Historical	As Adjusted

	(In Thousands)
Senior notes:
6.70% Series due 2005	$125,000	$—
7.625% Series due 2027, putable at the holders’ option in 2009	60,000	60,000
7.21% Series due 2017	40,000	40,000

	225,000	100,000
Other:
Variable rate (4.49% at June 30, 2005) unsecured revolving credit arrangements(1)	103,100	—

Total long-term debt	328,100	100,000
Shareholders’ equity:
Common stock, $0.10 par value (220,000,000 shares authorized; 74,451,168 shares issued; 81,751,168 shares as adjusted)	7,445	8,175
Additional paid-in capital	131,388	536,163
Retained earnings	409,896	409,896
Accumulated other comprehensive income (loss)	(50,334)	(50,334)
Common stock in treasury, at cost, 964,815 shares at June 30, 2005	(5,374)	(5,374)
Unamortized cost of restricted shares issued under stock incentive plan, 617,662 shares at June 30, 2005	(5,087)	(5,087)

Total shareholders’ equity	487,934	893,439

Total capitalization	$816,034	$993,439

(1)	$176.4 million as of September 7, 2005.

PRICE RANGE OF COMMON STOCK
       Our common stock is traded on the New York Stock Exchange under the symbol “SWN.” At June 30, 2005, we had 1,863 shareholders of record. The following table sets forth the range of high and low intra-day market prices of our common stock on the New York Stock Exchange for the periods indicated as adjusted to give effect to the two-for-one stock split which occurred on June 3, 2005. The closing price of our common stock on the New York Stock Exchange was $57.45 on September 9, 2005.
      Past performance is not necessarily indicative of future price performance. You should obtain current market quotations for shares of our common stock.

	High	Low

2003
First Quarter	$6.62	$5.46
Second Quarter	8.18	6.35
Third Quarter	9.26	7.12
Fourth Quarter	12.75	9.07
2004
First Quarter	$12.42	$9.66
Second Quarter	14.46	11.81
Third Quarter	21.43	14.53
Fourth Quarter	27.73	20.21
2005
First Quarter	$31.54	$22.05
Second Quarter	36.80	26.88
Third Quarter (Through September 9)	59.96	48.00

OUR COMPANY
       Southwestern Energy Company is an independent energy company primarily focused on the exploration for and production of natural gas. We are also focused on creating and capturing additional value at and beyond the wellhead through our established natural gas distribution, marketing and transportation businesses, our expanding gathering activities and our forthcoming drilling rig operations. Our E&P business has increasingly contributed to our financial results primarily due to the general increase in natural gas and crude oil commodity prices and the growth in our production volumes. For the first six months of 2005, $96.3 million (93.2%), of our operating income was generated by our E&P segment, with our natural gas distribution segment generating $5.1 million (4.9%) and our marketing and other businesses generating $2.0 million (1.9%). For fiscal year 2004, $164.6 million (90.3%) of our operating income was generated by our E&P segment, with our natural gas distribution segment generating $8.5 million (4.7%) and our marketing and other businesses generating $9.2 million (5.0%).
Our E&P Business
      We principally operate our E&P business in four well-established, productive regions — the Arkoma Basin, East Texas, the Permian Basin and the onshore Gulf Coast. In addition to our core operations, we actively seek to develop new conventional exploration projects as well as New Ventures with significant potential.
      Operating income for the E&P segment was $96.3 million during the first six months of 2005, compared to $70.9 million during the first six months of 2004, primarily due to a 21% increase in production volumes combined with higher realized oil and gas prices. Operating income for our E&P business was $164.6 million in 2004, up from $84.7 million in 2003, primarily due to a 31% increase in production volumes and higher realized natural gas and oil prices. Our estimated proved natural gas and oil reserves were 645.5 Bcfe as of December 31, 2004, up from 503.1 Bcfe at year-end 2003. Our 2004 and 2005 results are largely attributable to our continued drilling success in our Overton Field, as well as our continued successful conventional drilling program in the Arkoma Basin, principally from the Ranger Anticline.
      As of December 31, 2004, approximately 92% of our proved reserves were natural gas and 83% were classified as proved developed. We operate approximately 76% of our reserves, based on our PV-10 value, and our average reserve life approximated 11.9 years at year-end 2004. Sales of natural gas production accounted for 92% of total operating revenues for our E&P segment in 2004 as compared with 91% in 2003 and 88% in 2002. In 2004, we replaced 365% of our production volumes by adding 197.2 Bcfe of proved natural gas and oil reserves at a finding and development cost of $1.43 per Mcfe, including a net downward reserve revision of 12.7 Bcfe. For the period ending December 31, 2004, our three-year average reserve replacement ratio was 305%, and our estimated three-year average finding and development cost was $1.30 per Mcfe, including reserve revisions. Excluding reserve revisions, these three-year averages were 324% and $1.23 per Mcfe, respectively.
      The following table provides information as of December 31, 2004 related to proved reserves, well count, and net acreage, and 2004 annual information as to production and capital expenditures, for each of our core operating areas, for our New Ventures and overall:

	Arkoma

		Fayetteville	East		Gulf	New
	Conventional	Shale Play	Texas	Permian	Coast	Ventures	Total

Estimated proved reserves:
Total reserves (Bcfe)	239.5	7.5	299.1	60.8	38.6	—	645.5
Percent of total	37%	1%	47%	9%	6%	—	100%
Percent natural gas	100%	100%	96%	45%	84%	—	92%
Percent proved developed	81%	47%	83%	90%	93%	—	83%
Production (Bcfe)	20.1	0.1	22.2	7.1	4.6	—	54.1
Capital investments (millions)	$53.2	$27.9	$156.7	$27.0	$15.7	$1.5	$282.0
Total gross wells	890	10	199	388	64	—	1,551
Total net acreage	483,223	557,149	31,785	39,047	13,581	47,596	1,172,381
Net undeveloped acreage	293,896	552,689	14,850	13,505	2,161	47,596	924,697
PV-10:
Pre-tax (millions)	$492.8	$9.4	$503.9	$118.0	$94.3	—	$1,218.4
After-tax (millions)	$360.9	$6.9	$369.0	$86.4	$69.1	—	$892.3
Percent of total	40%	1%	41%	10%	8%	—	100%
Percent operated	80%	100%	89%	28%	45%	—	76%
      Arkoma Basin. We have traditionally operated in a portion of the Arkoma Basin that is primarily within the boundaries of our utility gathering system in Arkansas, which we refer to as the “Fairway.” In recent years, we have expanded our activity in the Arkoma Basin south and east of the traditional Fairway area and into the Oklahoma portion of the basin. Our drilling program in the Arkoma Basin is comprised of both conventional and unconventional activities. We refer to our drilling program targeting stratigraphic Atokan-age objectives in Oklahoma and in the Fairway and in the Ranger Anticline area located south of the Fairway in Arkansas as our “conventional Arkoma” drilling program. Our Fayetteville Shale play represents our entire unconventional drilling program in the Arkoma Basin. At December 31, 2004, we had approximately 247.0 Bcf of natural gas reserves in the Arkoma Basin, representing approximately 38% of our total reserves, up from 211.7 Bcf at year-end 2003 and 188.7 Bcf at year-end 2002.
      Our conventional Arkoma Basin drilling program continues to be a significant focus for our capital program and we intend to allocate funds to our development drilling and workover programs at a level that, at a minimum, maintains our production and reserve base in this area. In 2005, we plan to invest approximately $64.9 million in the conventional Arkoma program to drill approximately 70 wells. At September 7, 2005, we have drilled 51 of these wells in the Arkoma Basin, including 29 wells at our Ranger Anticline project area.
      In August 2004, we announced that we had commenced testing our Fayetteville Shale resource play, an unconventional shale gas play on the Arkansas side of the Arkoma Basin. Our Fayetteville Shale play has emerged as a significant focus of our capital expenditures in 2005 as we have accelerated our drilling program for the play. We now hold approximately 830,000 net acres, including 125,000 net acres held by conventional production, in the Fayetteville Shale play area. We intend to increase our production through development drilling while also determining the economic viability of the undrilled portion of our acreage through drilling in new pilot areas. Our drilling program for the Fayetteville Shale play is flexible and will be impacted by a number of factors, including the results of our horizontal drilling efforts, our ability to determine the most effective and economic fracture stimulation, the extent to which we can replicate the results of our successful Fayetteville Shale wells on our other Fayetteville Shale acreage as well as the gas and oil commodity price environment. We refer you to “Risk Factors — Our future reserve and production growth is dependent in part on the success of our Fayetteville Shale drilling program, which has a limited operational history and is subject to change.”
      Conventional Arkoma Program. Our conventional Arkoma drilling program continues to provide a solid foundation for our E&P program and represents a significant source of our production and reserves. Approximately 239.5 Bcf of our reserves at year-end 2004 were attributable to our conventional Arkoma wells. During 2004, we participated in 70 wells with 55 being producers, nine being dry holes and six wells in progress at year-end, resulting in an 86% drilling success rate while adding 43.4 Bcf of gas reserves at a finding and development cost of $1.23 per Mcf, excluding a net upward reserve revision of 4.5 Bcf, or $1.11 per Mcf including such revision. Our gas production from our conventional drilling program in the Arkoma Basin was 20.1 Bcf during 2004, or approximately 55 MMcf per day.
      Our conventional activities in the Arkoma Basin continue to generate a significant amount of our cash flow. With three-year average finding and development costs of $1.15 per Mcf, excluding revisions (or $0.93 per Mcf including revisions), and three-year average production, or lifting, costs of $0.43 per Mcf (including production taxes), our cash margins from our conventional drilling program in the Arkoma Basin are very attractive. Lifting costs continued to be low during 2004 at $0.48 per Mcf (including production taxes), compared to $0.46 per Mcf in 2003 and $0.36 per Mcf in 2002. While lifting costs from our conventional drilling program in the basin have increased primarily due to higher oil field service costs, we continue to be one of the lowest cost producers in the industry.
      Our strategy in the Fairway is to delineate new geologic prospects and extend previously identified trends using our extensive database of regional structural and stratigraphic maps. In 2004, we completed 16 wells out of 19 drilled in the Fairway, adding 2.4 Bcf of new natural gas reserves. The average working interest in our 2004 Fairway wells drilled is 44% and our average net revenue interest is 38%. We intend to drill approximately 15 conventional wells in the Fairway portion of the Arkoma Basin in 2005. At September 7, 2005, we have drilled six of these wells.
      During 2004, we successfully completed 20 out of 22 wells at our Ranger Anticline project, which added 29.8 Bcf of new reserves at a finding and development cost of $0.82 per Mcf, including revisions. At December 31, 2004, gross production from the field was 23.4 MMcf per day, compared to 7.6 MMcf per day at year-end 2003 and 2.3 MMcf per day at year-end 2002. Our average working interest in the 43 successful wells drilled through December 31, 2004 is 81% and our average net revenue interest is 66%. As of December 31, 2004, we held approximately 7,700 gross developed acres and 43,500 gross undeveloped acres and our average working interest in our gross undeveloped acreage position at Ranger was 60%. Through September 7, 2005, we have participated in 29 wells in our Ranger Anticline project area, of which 23 were productive and six were in progress.
      Fayetteville Shale Play. A primary focus of our E&P business is now the Fayetteville Shale play. The Fayetteville Shale is an unconventional gas reservoir, ranging in thickness from 50 to 325 feet, and ranging in depth from 1,500 to 6,500 feet. The Fayetteville Shale is a Mississippian-age shale that has similar geological characteristics to the Caney Shale found on the Oklahoma side of the Arkoma Basin and the Barnett Shale found in north Texas.
      Our Fayetteville Shale play is the outgrowth of extensive internal geologic analysis that began in 2002 when we recognized an incongruity in the amount of gas production that was attributed to completions in the Wedington Sandstone. The Wedington Sandstone is embedded within the Fayetteville Shale sequence. In several incidents within the Fairway area, more gas was being produced than would have been expected based on the Wedington’s thickness, petrophysical properties and aerial extent. In 2002, we undertook and completed an extensive geologic study to understand the distribution of the Fayetteville Shale throughout the basin, including its thickness, burial history and thermal maturity. We also obtained Fayetteville Shale core samples associated with the drilling of development wells in our conventional Fairway drilling program. The samples were analyzed for the critical shale properties necessary for successful shale gas plays. The analyses indicated encouraging data relative to total organic content, thermal maturity and total gas content, as compared to other productive shale gas plays, including the Barnett. These analyses, along with an extensive geologic mapping project, led us to believe that the Fayetteville Shale represented a legitimate objective reservoir and in early 2003 we commenced acquiring a land position.
      We have a leasehold position of approximately 705,000 net acres in the undeveloped play area and we have an additional approximately 125,000 net developed acres that is held by conventional production in our traditional “Fairway” area of the basin. We plan to invest $132.3 million of our 2005 E&P capital in our Fayetteville Shale play, including $5.2 million that is contingent upon the consummation of this offering, which includes drilling approximately 80 to 90 wells, including approximately 50 horizontal wells. At September 7, 2005, we have drilled 36 wells, bringing the total of number of wells drilled in the Fayetteville Shale play to 57 wells, including one outside-operated well. The 57 wells are located in eight separate pilot areas located in Franklin, Conway, Van Buren, Cleburne and Faulkner counties in Arkansas. Of the 57 wells, 45 are producing, seven are in some stage of completion or waiting on pipeline hook-up, and five are shut-in or abandoned. Our current gross production from the Fayetteville Shale play is approximately 10.0 MMcf per day. Twelve of the 57 wells drilled are horizontal wells located in four separate pilot areas. Of the twelve horizontal wells, ten have been completed and tested, one is awaiting completion and one was abandoned due to mechanical issues. The average initial test rate for nine of the completed horizontal wells is 2.5 MMcf per day. The remaining completed horizontal well experienced problems with well bore isolation that limited the stimulation treatment.
      The wells we have drilled in the Fayetteville Shale play area represent a very small sample of our large acreage position. We continue to gather data about our prospects in the Fayetteville Shale, and it is possible that additional information may cause us to alter our drilling schedule or determine that prospects in some portion of our acreage position should not be pursued at all. We refer you to “Risk Factors — Our future reserve and production growth is dependent in part on the success of our Fayetteville Shale drilling program, which has a limited operational history and is subject to change.”
      East Texas. Our East Texas operations are primarily located in the Overton Field in Smith County, Texas, which produces from four Taylor series sands in the Cotton Valley formation at approximately 12,000 feet. Our proved reserves in East Texas increased to 299.1 Bcfe at year-end 2004, or 47% of our total reserves, of which 296.6 Bcfe of reserves were in our Overton Field. Overton provides a low-risk drilling program with significant production and reserve growth potential based on the potential level of infill drilling. Our original interest in the Overton Field (which was approximately 10,800 gross acres) was acquired in April 2000 for $6.1 million. Our interest now totals approximately 24,400 gross acres; our average working interest in the Overton Field is 96% and our average net revenue interest is 77%.

      In 2004, we drilled and completed a total of 83 wells, of which 35 were 40-acre spaced wells. This compares to 57 wells drilled and completed in 2003 and 18 wells in 2002. We have experienced a 100% success rate at Overton since we began our development drilling program in 2001. Daily gross production at the Overton Field has increased from approximately 2.0 MMcfe in March 2001 to approximately 90.0 MMcfe at year-end 2004 resulting in net production of 21.8 Bcfe during 2004, compared to 13.6 Bcfe in 2003 and 5.9 Bcfe in 2002. Our average production costs (including production taxes) were $0.50 per Mcfe in 2004.
      We invested approximately $148.0 million at the Overton Field during 2004 which resulted in proved reserve additions of 142.2 Bcfe at a finding and development cost of $1.04 per Mcfe, excluding a net downward reserve revision of 19.2 Bcfe, or $1.20 per Mcfe including such revision.
      In 2005, we plan to invest approximately $171.0 million in East Texas, including $7.9 million that is contingent upon consummation of this offering, and drill approximately 91 wells, of which approximately 82 wells are planned at Overton. As of September 7, 2005, we have drilled 57 of these wells in East Texas, 50 of which were in our Overton Field. Based on reasonable gas price assumptions and our investment hurdle rate, it appears that our drilling program at Overton could be extended through 2006. With a NYMEX gas price of at least $7.00 per Mcf, we estimate that over 90 wells could be drilled beyond our 2005 drilling program.
      Permian Basin. Our drilling program in the Permian Basin is primarily located in west Texas and southeast New Mexico. In July 2004, we acquired additional working interest in our River Ridge field for $14.2 million, which consolidated our position in this property and allowed us to gain additional development opportunities. The acquisition increased our working interest in an existing producing well to 50% from 12.5%, and gave us a 50% working interest in another well in which we previously held no interest. The acquired interest added approximately 5.8 net Bcfe in proved reserves. We subsequently participated in drilling three additional wells in the field, bringing the well count to five, and all were productive. Net production from the field during 2004 was 3.2 Bcfe and total net proved reserves as of December 31, 2004, were approximately 11.0 Bcfe, bringing our overall finding and development cost in the field to $1.63 per Mcfe, excluding reserve revisions (or $1.64 per Mcfe including negative reserve revisions of 0.1 Bcfe). We hold a 50% working interest in this field.
      At December 31, 2004, our proved reserves in the Permian Basin were 60.8 Bcfe. Our production in the basin during 2004 was 7.1 Bcfe, or approximately 19.0 MMcfe per day. Our production costs (including production taxes) averaged $1.21 per Mcfe. Our finding and development cost in the Permian in 2004 was $2.62 per Mcfe excluding a net upward reserve revision of 2.6 Bcfe, or $2.09 per Mcfe including such revision. In 2004, we invested $27.0 million, drilling 14 wells, of which 8 were successful, resulting in reserve additions of 10.3 Bcfe. In 2005, we plan to invest approximately $14.0 million in our Permian Basin program, including $5.0 million that is contingent upon the consummation of this offering, to drill approximately 18 exploration and exploitation wells, 13 of which were drilled as of September 7, 2005.
      Gulf Coast. Our Gulf Coast operations are located in the onshore areas of Texas and Louisiana. Since our first discovery in December 1999, the efforts of our exploration program have resulted in ten successful wells out of 23 wildcats drilled in South Louisiana. We have not had a significant discovery in the Gulf Coast since 2001 and our reserves in the area are naturally declining. Our proved reserves in this area totaled 38.6 Bcfe at December 31, 2004. Net production from this area in 2004 was 4.6 Bcfe. Production costs (including production taxes) averaged $1.39 per Mcfe during 2004. In 2004, our finding and development cost was $3.65 per Mcfe, excluding reserve revisions. In 2004, we invested $15.7 million in this area, adding 4.3 Bcfe of reserves. Our drilling activities in this area have not been meeting our economic criteria and we reduced our planned investments in the Gulf Coast to $4.8 million in 2005 for the drilling of two wells that are developmental in nature. As of September 7, 2005, one of these wells is currently drilling.
      Other Exploration and New Ventures. In 2004, we invested approximately $1.5 million in New Ventures, excluding the Fayetteville Shale play, which included drilling one exploration well relating to a since abandoned coal bed methane play. In 2005, we plan to invest approximately $17.6 million in exploration projects and $10.7 million in New Ventures. Approximately $5.9 million of the capital allocated to exploration and New Ventures is contingent upon the consummation of this offering. We will drill up to 11 exploration and unconventional wells in the continental United States, four of which were drilled as of September 7, 2005.
Our Natural Gas Distribution Business
      We distribute natural gas to approximately 145,000 customers in northern Arkansas through our subsidiary, Arkansas Western Gas Company. Our utility is focused on capitalizing on the expanding economy and growth in its Northwest Arkansas service territory where approximately 66% of Arkansas Western’s customers are located. In 2001, the Fayetteville-Springdale-Rogers MSA was named by the U.S. Census Bureau as the sixth fastest growing MSA in the United States. In November 2004, the Milken Institute named Northwest Arkansas as the seventh “Best Performing City” in the United States, based upon job creation and local economic growth, attributable in part to the presence of Wal-Mart Stores, Inc., the largest public corporation in the world, and other large corporations such as Tyson Foods and J.B. Hunt Transportation.
      Operating income for our utility, Arkansas Western Gas Company, was $5.1 million during the first six months of 2005, down from $7.4 million during the first six months of 2004. Operating income for our natural gas distribution business was $8.5 million in 2004, compared to $6.8 million in 2003 and $7.6 million in 2002. In 2004, our analysis indicated that current revenues in our utility segment were not sufficient to cover the cost of providing utility service and earn the rate of return authorized by the Arkansas Public Service Commission, or the APSC. In December 2004, Arkansas Western filed a request with the APSC, for an adjustment in its rates totaling $9.7 million, or 5.2%, annually. On July 12, 2005, the staff of the APSC filed a response to Arkansas Western’s request recommending approval of a $2.7 million rate increase. Arkansas Western responded to the staff’s recommendation in August and hearings are scheduled for late September 2005. Any rate increase allowed would likely be implemented in the fourth quarter of 2005.
Our Marketing, Transportation and Other Businesses
      Gas Marketing. Our gas marketing subsidiary, Southwestern Energy Services Company, was formed in 1996 to better enable us to capture downstream opportunities that arise through marketing and transportation activity. Our current marketing operations primarily relate to the marketing of our own gas production and some third-party natural gas that is primarily sold to industrial customers connected to our gas distribution systems.
      Operating income for our natural gas marketing activities was $2.0 million during the first six months of 2005 on revenues of $171.4 million, compared to $1.7 million on revenues of $133.7 million in the same period in 2004. Our operating income from marketing was $3.2 million on revenues of $315.0 million in 2004, compared to $2.6 million on revenues of $202.0 million in 2003, and $2.7 million on revenues of $131.1 million in 2002. We marketed 29.4 Bcf of natural gas in the first six months of 2005, compared to 25.4 Bcf in the same period of 2004. In 2004, we marketed 57.0 Bcf of natural gas, compared to 42.7 Bcf in 2003 and 45.5 Bcf in 2002. The increase in revenues is largely attributable to increased volumes marketed and higher purchased gas costs, while operating income fluctuates depending on the margin we are able to generate between the purchase of the commodity and the ultimate disposition of the commodity. In late 2000, we began marketing less third-party natural gas in an effort to reduce our potential credit risk and concentrated more on marketing our affiliated production. Of the total volumes marketed, purchases from our E&P subsidiaries accounted for 74% in the first six months of 2005, 77% in 2004, 75% in 2003 and 67% in 2002. Our E&P subsidiaries have accounted for an increasing percentage of our total volumes marketed because of a shift in our focus to marketing our own production in order to reduce our credit risk.
      Transportation. We hold a 25% interest in the NOARK Pipeline System Limited Partnership, or NOARK, a partnership that owns a 723-mile integrated interstate pipeline system with a total throughput capacity of 330.0 MMcf per day, known as Ozark Gas Transmission System, which became operational November 1, 1998. The remaining 75% interest in the NOARK partnership is owned by Enogex Inc., a subsidiary of OGE Energy Corp. Deliveries are made by the pipeline to portions of Arkansas Western’s distribution systems and to the interstate pipelines with which it interconnects. The average daily throughput for the pipeline was 155.0 MMcf per day in 2004, compared to 115.0 MMcf per day in 2003 and 168.1 MMcf per day in 2002. We recorded pre-tax income from operations related to our investment in the pipeline of $0.3 million for the first six months of 2005, compared to a pre-tax loss of $0.5 million for the comparable period of 2004. In 2004, our share of NOARK’s results of operations was a pre-tax loss of $0.4 million, compared to pre-tax income of $1.1 million in 2003, and a pre-tax loss of $0.3 million in 2002.
      Other. Historically, our other operations have consisted of the activities of our wholly owned subsidiary, A.W. Realty Company, a company with real estate development activities concentrated on tracts of land located near our offices in Fayetteville, Arkansas. During 2004, we sold 45.5 acres of commercial real estate located in Fayetteville, Arkansas for a pre-tax gain of $5.8 million. During the third quarter of 2003, we sold 18.5 acres of commercial real estate for a pre-tax gain of $1.7 million, and we sold certain fixed assets for a pre-tax gain of $1.3 million. As of December 31, 2004, A.W. Realty Company owned an interest in approximately 17 acres of undeveloped real estate.
      In 2004, we formed a new subsidiary, DeSoto Gathering Company, L.L.C., that will be engaging in gathering activities related to the development of our Fayetteville Shale play and, subject to the consummation of this offering, we have allocated approximately $15.7 million to those activities in our 2005 capital program. We also plan to invest approximately $54.8 million in 2005 with respect to drillings rigs and related equipment that is included in our E&P capital program, $21.0 million of which is subject to the consummation of this offering. In 2006, we will invest approximately $42.6 million to fulfill our drilling rig commitments.
Our Business Strategy
      Our business strategy is focused on providing long-term growth in the net asset value of our business. Within the E&P segment, we prepare economic analyses for each of our drilling and acquisition opportunities and rank them based upon the expected present value added for each dollar invested, which we refer to as PVI. The PVI of the future expected cash flows for each project is determined using a 10% discount rate. We target creating at least $1.30 of discounted pre-tax PVI for each dollar we invest in our E&P business. Our actual PVI results are utilized to help determine the allocation of our future capital investments. The key elements of our E&P business strategy are:

•	Exploit and Develop Existing Asset Base. We seek to maximize the value of our existing asset base by developing and exploiting properties that have production and reserve growth potential while also controlling per unit production costs. We intend to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, and by drilling infill locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.

•	Grow Through New Exploration and Development Activities. We actively seek to develop natural gas and oil plays as well as other new exploration projects with significant exploration and exploitation potential. New prospects are evaluated based on repeatability, multi-well potential and land availability as well as other criteria. Our Fayetteville Shale resource play is an outgrowth of our focus on new exploration and development projects.

•	Rationalize Our Property Portfolio and Acquire Selective Properties. We actively pursue opportunities to reduce production costs of our properties and improve overall return, including selling marginal properties from our E&P portfolio of assets and acquiring producing properties and leasehold acreage in the regions in which we operate. We also seek to acquire operational control of properties with significant unrealized exploration and exploitation potential.

Our Competitive Strengths
      We believe that the following competitive strengths distinguish us from our competitors:

•	Our People. Our E&P operations are organized into asset management teams based on the geographic location of our assets. These teams are comprised of operational and technical professionals with knowledge and experience in the basins, including geoscientists averaging over 20 years of experience and possessing successful track records of finding natural gas and oil. We also have personnel dedicated to the research and identification of new conventional and unconventional plays (including coal bed methane, shale gas and basin-centered gas) in order to develop future drilling inventory.

•	High-Quality Asset Base. Our E&P producing properties are characterized by high-margin reserves with established production profiles and are approximately 92% natural gas. The average reserve life of our properties was approximately 11.9 years as of December 31, 2004. Our natural gas distribution assets provide stable earnings and cash flow and a premium market for approximately 10% of our total gas production.

•	Economies of Scale Driven by Geographic Concentration. In our key operating areas, our properties are concentrated in locations that enable us to establish economies of scale in both drilling and production operations. Our producing properties generate a significant amount of cash flow due to both locational advantages and very low production costs per unit of production.

•	Substantial and Balanced Inventory of Development and Exploration Prospects. We have a balanced portfolio of properties and projects that range from low risk development locations to higher risk, higher potential exploratory locations defined by, and supported with, 3-D seismic data. Our inventory of drilling locations and degree of operating control provide us with flexibility in project selection and timing.
Competition
      Competition in Our E&P Business. All phases of the natural gas and oil industry are highly competitive. We compete in the acquisition of properties, the search for and development of reserves, the production and sale of natural gas and oil and the securing of the labor and equipment required to conduct operations. Our competitors include major natural gas and oil companies, other independent natural gas and oil companies and individual producers and operators. Many of these competitors have financial and other resources that substantially exceed those available to us. Competition in Arkansas has increased in recent years due largely to the development of improved access to interstate pipelines. Due to our significant leasehold acreage position in Arkansas and our long-time presence and reputation in this area, we believe we will continue to be successful in acquiring new leases in Arkansas. While improved intrastate and interstate pipeline transportation in Arkansas should increase markets for our gas production, these markets will generally be served by a number of other suppliers. Consequently, we will encounter competition that may affect both the price we receive and contract terms we must offer. Outside Arkansas, we are less established and face competition from a larger number of other producers.
      Competition in Our Natural Gas Distribution Business. Arkansas Western has historically maintained a price advantage over alternative fuels such as electricity, fuel oil, and propane for most applications, enabling it to achieve excellent market penetration levels. However, Arkansas Western has experienced a general trend in recent years toward lower rates of usage among its customers, largely as a result of conservation efforts, as well as increasing competition from alternative fuels that has eroded its price advantage. Arkansas Western also has the ability to enter into special contracts with larger commercial and industrial customers that contain lower pricing provisions than the approved tariffs. These contracts can be used to meet competition from alternate fuels or threats of bypass and must be approved by the APSC.
      Competition in Our Marketing Business. Our gas marketing activities compete with numerous other companies offering the same services, many of which possess larger financial and other resources than we have. Some of these competitors are affiliates of companies with extensive pipeline systems that are used for transportation from producers to end-users. Other factors affecting competition are cost and availability of alternative fuels, level of consumer demand, and cost of and proximity to pipelines and other transportation facilities. We believe that our ability to compete effectively within the marketing segment in the future depends upon establishing and maintaining strong relationships with producers and end-users.
      Competition in Our Transportation Business. The Ozark Gas Transmission System competes with one interstate pipeline to obtain gas supplies for transportation to other markets. We believe that the Ozark Gas Transmission System will be able to obtain the additional future gas supplies necessary to compete effectively for the transportation of natural gas to end-users and markets served by the interstate pipelines.
Regulation
      Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and gas liquids are not regulated and are made at negotiated prices. Effective January 1, 1995, the Federal Energy Regulatory Commission, or the FERC, implemented regulations establishing an indexing system for transportation rates for oil that allowed for an increase in the cost of transporting oil to the purchaser. The implementation of these regulations has not had a material adverse effect on our results of operations.
      Federal Regulation of Sales and Transportation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, or the NGA, the Natural Gas Policy Act of 1978, or the NGPA, and regulations promulgated thereunder by the FERC. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, or the Decontrol Act. The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993 and sales by producers of natural gas can be made at uncontrolled market prices. With respect to transportation, commencing in 1992, the FERC issued Order No. 636 and subsequent orders (collectively, “Order No. 636”), which require interstate pipelines to provide transportation separately, or “unbundled,” from the pipelines’ sales of gas. Order No. 636 also requires pipelines to provide open-access transportation on a basis that is equal for all shippers. Although Order No. 636 does not directly regulate our activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. Starting in 2000, the FERC issued Order No. 637 and subsequent orders (collectively, “Order No. 637”), which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised the FERC pricing policy by waiving price ceilings for short-term released capacity for a two-year period, and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, pipeline penalties, rights of first refusal and information reporting. Most major aspects of Order No. 637 were upheld on judicial review, though certain issues, such as capacity segmentation and rights of first refusal, were remanded to the FERC, which issued a remand order in October of 2002. In January of 2004, the FERC denied rehearing of its October 2002 remand order. Parties appealed such decision to the Court of Appeals for the District of Columbia in late 2004, but no decision has yet been reached. The implementation of these orders has not had a material adverse effect on our results of operations to date.
      Starting on November 25, 2003, FERC issued Order No. 2004 and subsequent orders adopting new Standards of Conduct for transmission providers such as interstate natural gas pipelines. Every interstate natural gas pipeline was required to file a compliance plan and to be in compliance with the new standards by September 22, 2004. The primary focus of the new standards was to broaden regulation over certain conduct and interaction between transmission providers and a wider range of affiliates (referred to as “energy affiliates”), including intrastate/ Hinshaw natural gas pipelines, processors and gatherers and any company involved in natural gas and electric markets, including gas marketing companies, even if they do not transport natural gas on the affiliated interstate natural gas pipeline. Most local distribution companies are exempt, however, unless they make off-system sales of natural gas to customers not physically connected to their systems. The Standards of Conduct mandate, inter alia, separate staffing of interstate natural gas pipelines and their energy affiliates (with certain exemptions for support staff and senior management at the corporate level), strict limitations on communications from an interstate natural gas pipeline to an energy affiliate, and certain disclosure requirements. The implementation of these orders has not had a material adverse effect on our results of operations to date.
      On August 8, 2005, President Bush signed into law the Domenici-Barton Energy Policy Act of 2005, or EP Act. The EP Act is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans, and significant changes to the statutory policy that affects all segments of the energy industry. With respect to regulation of natural gas transportation, the EP Act amends the NGA and the NGPA by increasing the criminal penalties available for violations of each act. The EP Act also adds a new section to the NGA that provides FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA. Before enactment of the EP Act, FERC was only authorized to impose criminal penalties for violations of the NGA (and criminal or civil penalties for violations of the NGPA).
      We cannot predict whether and to what extent FERC’s market reforms and the new energy legislation will survive judicial review and, if so, whether the FERC’s actions will achieve the goal of increasing competition, lessening preferential treatment and enhancing transparency in markets in which our natural gas is sold. However, we do not believe that we will be disproportionately affected as compared to other natural gas producers and marketers by any action taken.
      Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC and the courts. The natural gas industry historically has been heavily regulated; therefore, there can be no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

      Regulation of Our Natural Gas Distribution Business. Arkansas Western’s utility rates and operations are regulated by the APSC and it operates through municipal franchises that are perpetual by virtue of state law. These franchises, however, may not be exclusive within a geographic area. In December 2004, Arkansas Western filed a request with the APSC for an adjustment in the utility’s rates totaling $9.7 million, or 5.2%, annually. On July 12, 2005, the staff of the APSC filed a response to Arkansas Western’s request recommending approval of a $2.7 million rate increase. Arkansas Western responded to the staff’s recommendation in August and hearings are scheduled for late September. Any rate increase allowed would likely be implemented in the fourth quarter of 2005.
      As the regulatory focus of the natural gas industry has shifted from the federal level to the state level, some utilities across the nation have been required to unbundle residential sales services from transportation services in an effort to promote greater competition. There is no such legislation in Arkansas and no regulatory directives related to natural gas are presently pending. In recent years, there have been efforts by the Arkansas legislature and the APSC concerning the issues of deregulation of the retail sale of electricity and a large-user access program for electric service choice. Legislation adopted in 2001 for deregulation of the retail sale of electricity was repealed in 2003 and no legislative action has been taken regarding implementing a large-user access program.
      Environmental Regulations. Our operations are subject to extensive federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Clean Air Act and similar state statutes. These laws and regulations require permits for drilling wells and the maintenance of bonding requirements in order to drill or operate wells and also regulate the spacing and location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, the prevention and cleanup of pollutants and other matters. We maintain insurance against costs of clean-up operations, but we are not fully insured against all such risks. Although future environmental obligations are not expected to have a material impact on the results of our operations or financial condition, there can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause us to incur material environmental liabilities or costs.
Legal Proceedings
      From time to time, in the ordinary course of our business, we may be a party to various legal proceedings. Except as disclosed in our periodic reports filed with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus, we are not a party to any material litigation.
Employees
      At June 30, 2005, we had 663 full-time employees, including 362 employed by our natural gas utility, of which 27 are represented under a collective bargaining agreement. We believe that our relationships with our employees are good.

MANAGEMENT
      Set forth below is information concerning certain members of our senior management.

			Years Served
Name	Officer Position	Age	as Officer

Harold M. Korell	President, Chief Executive Officer and Chairman of the Board	60	8
Greg D. Kerley	Executive Vice President and Chief Financial Officer	49	15
Richard F. Lane	Executive Vice President, Southwestern Energy Production Company and SEECO, Inc.	48	6
Mark K. Boling	Executive Vice President, General Counsel and Secretary	48	3
Alan N. Stewart	Executive Vice President, Arkansas Western Gas Company	61	2
Gene A. Hammons	Vice President, Southwestern Midstream Services Company	59	—
      Mr. Korell was elected as Chairman of the Board in May 2002 and has served as Chief Executive Officer since January 1999 and President since October 1998. He joined us in 1997 as Executive Vice President and Chief Operating Officer. From 1992 to 1997, he was employed by American Exploration Company where he was most recently Senior Vice President-Operations. From 1990 to 1992, he was Executive Vice President of McCormick Resources and from 1973 to 1989, he held various positions with Tenneco Oil Company, including Vice President-Production.
      Mr. Kerley was appointed to his present position in December 1999. Previously, he served as Senior Vice President and Chief Financial Officer from 1998 to 1999, Senior Vice President-Treasurer and Secretary from 1997 to 1998, Vice President-Treasurer and Secretary from 1992 to 1997, and Controller from 1990 to 1992. Mr. Kerley also served as the Chief Accounting Officer from 1990 to 1998.
      Mr. Lane was appointed to his present position in December 2001. Previously, he served as Senior Vice President from February 2001 and Vice President-Exploration from February 1999. Mr. Lane joined us in February 1998 as Manager-Exploration. From 1993 to 1998, he was employed by American Exploration Company where he was most recently Offshore Exploration Manager. Previously, he held various managerial and geological positions at FINA, Inc. and Tenneco Oil Company.
      Mr. Boling was appointed to his present position in December 2002. He joined us as Senior Vice President, General Counsel and Secretary in January 2002. Prior to joining us, Mr. Boling had a private law practice in Houston specializing in the natural gas and oil industry from 1993 to 2002. Previously, Mr. Boling was a partner with Fulbright and Jaworski L.L.P. where he was employed from 1982 to 1993.
      Mr. Stewart was appointed to his current position effective March 2004. Prior to joining us, he provided professional consulting services for clients in the energy and LNG industries in California. Previously, Mr. Stewart was employed with San Diego Gas and Electric Company and Southern California Gas Company where he served in a wide range of managerial and leadership positions during a 31-year career.
      Mr. Hammons was appointed to his position in July 2005. Prior to joining us, he provided consulting services to clients in the natural gas industry. Previously, Mr. Hammons was employed by El Paso Natural Gas Company and Burlington Resources and held managerial positions in facility design and installation, gathering management and marketing over the course of his combined 28-year tenure.
      All officers are elected at the Annual Meeting of the Board of Directors for one-year terms or until their successors are duly elected. There are no arrangements between any officer and any other person pursuant to which he was selected as an officer. There is no family relationship between any of the named executive officers or between any of them and our directors.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS
       The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a person that is not a “United States person” for United States federal income tax purposes (a “non-U.S. holder”). The discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. For purposes of this discussion, a “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions. The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position. Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.
Dividends
      Dividends paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of United States federal income tax at a 30 percent rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. A non-U.S. holder that claims the benefits of an income tax treaty generally will be required to satisfy applicable certification requirements. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then, provided the holder complies with applicable certification requirements, the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis.
Gain on Disposition of Common Stock
      We believe that we will be treated as a “United States real property holding corporation” for U.S. federal income tax purposes. Nonetheless, a non-U.S. holder generally will not be subject to United States federal income tax in respect of gain realized on a disposition of common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States, (b) in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met and (c) the non-U.S. holder does not beneficially own at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the common stock. Non-U.S. holders that may be treated as beneficially owning more than 5% of the common stock should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of common stock.
Federal Estate Taxes
      Common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting Requirements and Backup Withholding Tax
      U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on common stock to a non-U.S. holder, provided the non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

UNDERWRITING
       Under the terms and subject to the conditions contained in an underwriting agreement dated September      , 2005, we have agreed to sell to the underwriters named below, for whom RBC Capital Markets Corporation and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

RBC Capital Markets Corporation
J.P. Morgan Securities Inc.
Banc of America Securities LLC
A.G. Edwards & Sons, Inc
Friedman, Billings, Ramsey & Co., Inc.
Hibernia Southcoast Capital, Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Simmons & Company International
SunTrust Capital Markets, Inc.

Total	7,300,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,095,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/ dealers. After the initial public offering, RBC Capital Markets Corporation and J.P. Morgan Securities Inc. may change the public offering price and concession and discount to broker/ dealers.
      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without Over-	With Over-	Without Over-	With Over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions paid by us
Expenses payable by us
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of RBC Capital Markets Corporation and J.P. Morgan Securities Inc. for a period of 60 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options and restricted stock pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, issuances to our employees under the terms of the employee stock purchase plan in effect on the date hereof, including our 401(k) plan, issuances pursuant to the terms of the director compensation plan in effect on the date hereof, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.
      Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of RBC Capital Markets Corporation and J.P. Morgan Securities Inc. for a period of 60 days after the date of this prospectus supplement, provided, however, that the foregoing shall not apply to (i) transfers or sales of shares of common stock in connection with a cashless exercise of an option to purchase common stock granted under a benefit plan and existing as of the date of this prospectus supplement; (ii) any shares purchased on the open market or (iii) any transfer that is a bona fide gift or any transfer to a family member or trust, provided the transferee agrees to be bound in writing by the terms of the agreement except in the case of bona fide gifts to charitable organizations assisting with Hurricane Katrina relief efforts.
      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      The shares of common stock are expected to be approved for listing on The New York Stock Exchange subject to official notice of issuance, under the symbol “SWN.”
      Affiliates of RBC Capital Markets Corporation, J.P. Morgan Securities Inc., Banc of America Securities Inc., Hibernia Southcoast Capital, Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc. and SunTrust Capital Markets, Inc. are lenders under our revolving credit facility. We may use a portion of the proceeds of this offering to repay outstanding indebtedness under our revolving credit facility, which was approximately $176.4 million as of September 7, 2005. Because more than ten percent of the net proceeds of this offering may be paid to affiliates of members of the National Association of Securities Dealers, Inc., or NASD, participating in this offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h)(2). The underwriters have determined that the NASD does not require the use of a qualified independent underwriter because a bona fide independent market exists. In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.
      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS
       The validity of the shares of common stock to be sold in the offering will be passed upon for us by our general counsel, Mark K. Boling, by Jeffrey L. Dangeau, general counsel of our subsidiary, Arkansas Western Gas Company, and by our outside counsel, Cleary Gottlieb Steen & Hamilton LLP, New York, New York. As of September 7, 2005, Mr. Boling beneficially owned approximately 79,675 shares of our common stock and options to purchase approximately 82,945 shares of common stock and Mr. Dangeau beneficially owned approximately 54,040 shares of our common stock and options to purchase approximately 53,224 shares of common stock.
      Certain legal matters in connection with the offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas and Kutak Rock LLP, Little Rock, Arkansas.
EXPERTS
       The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      Estimates of our oil and gas reserves and related future net cash flows and the present value thereof were based on a reserve audit prepared by Netherland, Sewell & Associates, Inc., Houston, Texas, an independent petroleum engineering firm. We have included or incorporated these estimates in reliance upon the authority of such firm as an expert in such matters.

GLOSSARY
       The definitions set forth below shall apply to the indicated terms as used in this prospectus supplement. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

Bcf	One billion cubic feet of gas.

Bcfe	One billion cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Bbl	One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Btu	British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Dekatherm	A thermal unit of energy equal to 1,000,000 British thermal units (Btu’s), that is, the equivalent of 1,000 cubic feet of gas having a heating content of 1,000 Btu’s per cubic foot.

Development drilling	The drilling of a well within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Downspacing	The process of drilling additional wells within a defined producing area to increase recovery of natural gas and oil from a known reservoir.

Exploratory prospects or locations	A location where a well is drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Finding and development costs	Costs associated with acquiring and developing proved natural gas and oil reserves which are capitalized pursuant to generally accepted accounting principles, including any capitalized general and administrative expenses.

Farm-in or farm-out	An agreement under which the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out.”

Gross acreage or gross wells	The total acres or wells, as the case may be, in which a working interest is owned.

Infill drilling	Drilling wells in between established producing wells, see also “Downspacing.”

MBbls	One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf	One thousand cubic feet of natural gas.

Mcfe	One thousand cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

MMBtu	One million Btu’s.

MMcf	One million cubic feet of natural gas.

MMcfe	One million cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Net acreage or net wells	The sum of the fractional working interests owned in gross acres or gross wells.

Net revenue interest	Economic interest remaining after deducting all royalty interests, overriding royalty interests and other burdens from the working interest ownership.

NYMEX	The New York Mercantile Exchange.

Operating interest	An interest in natural gas and oil that is burdened with the cost of development and operation of the property.

Play	A term applied to a portion of the exploration and production cycle following the identification by geologists and geophysicists of areas with potential oil and gas reserves.

Producing property	A natural gas and oil property with existing production.

Proved developed reserves	Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. For additional information, see the SEC’s definition in Rule 4-10(a)(3) of Regulation S-X, which is available at the SEC’s website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Proved reserves	The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. For additional information, see the SEC’s definition in Rule 4-10(a)(2)(i) through (iii) of Regulation S-X, which is available at the SEC’s website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Proved undeveloped reserves	Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units that offset productive units and that are reasonably certain of production when drilled. For additional information, see the SEC’s definition in Rule 4-10(a)(4) of Regulation S-X, which is available at the SEC’s website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

PV-10	When used with respect to natural gas and oil reserves, PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%. Also referred to as “present value.” After-tax PV-10 is also referred to as “standardized measure” and is net of future income tax expense.

PVI	A measure that is computed for projects by dividing the dollars invested into the PV-10 resulting from the investment.

Recomplete	This term refers to the technique of drilling a separate well-bore from all existing casing in order to reach the same reservoir, or redrilling the same well-bore to reach a new reservoir after production from the original reservoir has been abandoned.

Royalty interest	An interest in a natural gas and oil property entitling the owner to a share of oil or gas production free of production costs.

Step-out well	A well drilled adjacent to a proven well but located in an unproven area; a well located a “step out” from proven territory in an effort to determine the boundaries of a producing formation.

Unconventional play	A play in which the targeted reservoirs generally fall into three categories: (1) tight sands, (2) coal beds and (3) gas shales. The reservoirs tend to cover large areas and lack the readily apparent traps, seals and discrete hydrocarbon-water boundaries that typically define conventional reservoirs. These reservoirs generally require stimulation treatments or other special recovery processes in order to produce economic flow rates.

Undeveloped acreage	Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Well spacing	The regulation of the number and location of wells over an oil or gas reservoir, as a conservation measure. Well spacing is normally accomplished by order of the regulatory conservation commission. The order may be statewide in its application (subject to change for local conditions) or it may be entered for each field after its discovery.

Working interest	An operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production.

PROSPECTUS
$600,000,000
COMMON STOCK
DEBT SECURITIES
         We may offer from time to time in one or more issuances:

•	shares of our common stock, or

•	one or more series of unsecured debt securities, which may be senior notes or debentures or other unsecured evidences of indebtedness.
      We may also issue common stock upon the conversion or exchange of debt securities issued under this prospectus. These securities are collectively referred to in this prospectus as the “securities.”
      The aggregate initial offering price of the securities that are offered will not exceed $600,000,000. We will offer the securities in an amount and on terms to be determined by market conditions and other circumstances at the time of the offering. We will provide you with the specific terms of the particular securities being offered in supplements to this prospectus.
      Our common stock is quoted on the New York Stock Exchange under the symbol “SWN.” The closing sale price of the common stock (as reported on the New York Stock Exchange) on July 25, 2005 was $54.15 per share.
      You should read this prospectus and each related supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 1, 2005.

About This Prospectus	1
Where You Can Find More Information	1
About Southwestern Energy Company	2
Risk Factors	2
Forward-Looking Information	3
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Common Stock	5
Description of Debt Securities	6
Plan of Distribution	18
Legal Matters	20
Experts	20

ABOUT THIS PROSPECTUS
       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Using this process, we may offer the securities described in this prospectus in one or more offerings with a total initial offering price of up to $600,000,000 or an equivalent amount in one or more foreign currencies or composite currencies. We may sell these securities separately or in units. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you a prospectus supplement and any pricing supplement that will contain information about the specific terms of that particular offering. The prospectus supplement or pricing supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should read the exhibits filed by us with the registration statement of which this prospectus is a part or our other filings with the SEC. You also should read this prospectus and any prospectus supplement or pricing supplement together with the additional information described under the heading “Where You Can Find More Information.”
WHERE YOU CAN FIND MORE INFORMATION
       We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You may also access the information we file electronically with the SEC through our website at http://www.swn.com. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits we file with the SEC. You may refer to the registration statement and the exhibits for more information about the securities and us. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through the Internet.
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede some of this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until we sell all the securities. The documents we incorporate by reference are:

(1)	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 as filed with the SEC on March 8, 2005;

(2)	Quarterly Reports on Form 10-Q for the period ended March 31, 2005 as filed with the SEC on April 29, 2005 and for the period ended June 30, 2005 as filed with the SEC on July 26, 2005;

(3)	Current Reports on Form 8-K as filed with the SEC on January 4, 2005; January 24, 2005; February 28, 2005; February 28, 2005; March 2, 2005; May 11, 2005; June 10, 2005;

June 16, 2005; June 28, 2005 (with respect to Items 8.01 and 9.01); July 6, 2005; and July 26, 2005 (only with respect to Item 8.01);

(4)	The description of the common stock contained in the Registration Statement on Form 8-A dated October 23, 1981, as updated by the Current Report on Form 8-K dated July 8, 1993;

(5)	The description of the common stock purchase rights contained in Amendment No. 1 to the Registration Statement on Form 8-A dated April 26, 1999, as updated by Amendment No. 2 to the Registration Statement on Form 8-A filed April 12, 2002; and

(6)	Proxy Statement for the Annual Meeting of Shareholders held on May 11, 2005.

      You may request a copy of these filings and any other documents incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 300
Houston, Texas 77032
Attention: Investor Relations
Telephone: (281) 618-4700
      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement and any applicable pricing supplement. We are only offering the securities in states where the offer is permitted. You should not assume that the information in this prospectus, the applicable prospectus supplement or any applicable pricing supplement is accurate as of any date other than the date on the front of those documents.
ABOUT SOUTHWESTERN ENERGY COMPANY
       Southwestern Energy Company is a growing integrated energy company primarily focused on natural gas. Our primary business is the exploration, development and production of natural gas and crude oil, with operations principally located in Arkansas, Oklahoma, Texas, New Mexico and Louisiana. We also operate integrated natural gas distribution systems in northern Arkansas. As a complement to our other businesses, we provide marketing and transportation services in our core areas of operation. All of our operations are located within the United States and we operate principally in three segments: exploration and production, natural gas distribution and natural gas marketing.
      Our principal executive offices are located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas, 77032, and our telephone number is (281) 618-4700.
RISK FACTORS
       The securities to be offered by this prospectus may involve a high degree of risk. These risks will be set forth in the prospectus supplement relating to each such security. Certain risk factors relating to our business are set forth in the documents incorporated by reference into this prospectus. Those risk factors may be supplemented and amended by any risk factors set forth in a prospectus supplement.

FORWARD-LOOKING INFORMATION
       This prospectus and the documents we incorporate by reference contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in the documents we incorporate by reference. All statements, other than statements of historical fact, included in this document, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance.
      Forward-looking statements include the items identified in the preceding paragraph, the information concerning possible or assumed future results of operations and other statements contained in or incorporated by reference in this prospectus identified by words such as “anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “goal,” “plan,” “forecast,” “target” or similar expressions.
      You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause our actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

•	the timing and extent of changes in commodity prices for natural gas and oil;

•	the timing and extent of our success in discovering, developing, producing and estimating reserves;

•	the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays;

•	the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position;

•	the extent of our success in drilling and completing horizontal wells;

•	our ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation;

•	our ownership and operation of drilling rigs;

•	our ability to fund our planned capital expenditures;

•	our future property acquisition or divestiture activities;

•	the effects of weather and regulation on our gas distribution segment;

•	increased competition;

•	the impact of federal, state and local government regulation;

•	the financial impact of accounting regulations and critical accounting policies;

•	changing market conditions and prices (including regional basis differentials);

•	the comparative cost of alternative fuels;

•	conditions in capital markets and changes in interest rates;

•	the availability of oil field personnel, services, drilling rigs and other equipment; and

•	any other factors listed in the reports we have filed and may file with the SEC, which are incorporated by reference.
      We caution you that these forward-looking statements are also subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and sale of natural gas and oil. These risks include, but are not limited to, third-party interruption of sales to market, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved natural gas and oil reserves and in projecting future rates of production and timing of development expenditures and the other risks described in our annual report on Form 10-K and the periodic reports that we file with the SEC. Should one or more of the risks or uncertainties described above or elsewhere in our annual report on Form 10-K or our other periodic reports occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
      Other factors and assumptions not identified above were also involved in the making of the forward-looking statements. The failure of those assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.
USE OF PROCEEDS
       Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes. These purposes may include repayment and refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.
RATIO OF EARNINGS TO FIXED CHARGES
       The table below sets forth our ratio of earnings to fixed charges for the periods indicated:

For the Six Months	For the Year Ended December 31,
Ended June 30,
2005	2004	2003	2002	2001	2000(1)

8.6x	8.0x	4.4x	1.9x	3.0x	—x

(1)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges by $75.8 million primarily due to the affirmation by the Arkansas Supreme Court to uphold the 1998 decision of a Sebastian County Circuit Court awarding $109.3 million to royalty owners in a class action suit.
      In the calculation of the ratio of earnings to fixed charges, “earnings” consists of income before income taxes, adjusted to add back fixed charges (excluding capitalized interest relating to oil and gas properties), the amortization of interest previously capitalized on oil and gas properties, and our ownership share of the fixed charges of the NOARK Pipeline System, Limited Partnership (“NOARK”). “Fixed charges” consists of interest on borrowings (including capitalized interest), amortization of debt discount and expense, a portion of rental expense determined to be representative of the interest factor, and our guaranty of the fixed charges of NOARK.
DESCRIPTION OF COMMON STOCK
General
      We are authorized under our amended and restated articles of incorporation to issue a total of 220,000,000 shares of all classes of common stock, par value $0.10 per share. As of June 30, 2005, there were 74,451,168 outstanding shares of our common stock. We are also authorized under our amended and restated articles of incorporation to issue a total of 10,000,000 shares of preferred stock, par value of $.01 per share. No shares of preferred stock are currently outstanding.
      We may issue additional shares of our common stock at times and under circumstances so as to have a dilutive effect on our earnings per share, our net tangible book value per share and on the equity ownership of the holders of our common stock. If we issue shares of our common stock, the prospectus supplement relating to an offering will set forth the information regarding any dilutive effect of that offering.
      The following description is a summary of the material provisions of our common stock, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, our amended and restated articles of incorporation and our amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. You should refer to our amended and restated articles of incorporation and bylaws for additional information.
Listing
      Our common stock is listed on the New York Stock Exchange under the symbol “SWN.” Any additional common stock that we issue will also be listed on the New York Stock Exchange, unless otherwise indicated in a prospectus supplement.
Dividends
      We do not currently pay cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operation, capital requirements and other factors that the board of directors deems to be relevant.
Fully Paid
      All of our outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock will also be fully paid and non-assessable.
Voting Rights
      Holders of our common stock are entitled to one vote per share on all matters voted on by our shareholders, including the election of directors. Our amended and restated articles of incorporation provide for cumulative voting for the election of directors, which means that holders of our common stock may cumulatively vote all of their votes for the board of directors to one director.

Other Provisions
      We will notify holders of our common stock of any shareholders’ meetings in accordance with applicable law. If we liquidate, dissolve or wind-up, whether voluntarily or not, our common stockholders will share equally in the assets remaining after we pay our creditors, subject to any preferential rights of holders of preferred stock that may be then outstanding. Our board of directors may make rules and regulations concerning the transfer of shares of our common stock from time to time, in accordance with our bylaws. Holders of our common stock will have no conversion, sinking fund or redemption rights.
Shareholder Rights
      We have adopted an amended and restated shareholder rights plan, the objectives of which are to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide our board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if such a bid is made and to provide our shareholders with an equal opportunity to participate in such a bid. The rights are currently evidenced (on the basis of one right for each outstanding share) by the existing certificates for outstanding shares of our common stock and are not exercisable and do not trade separately from such shares.
      If a specified take-over bid occurs and the shareholder rights plan is not waived by our board of directors, the plan provides that our shareholders, other than the offeror, will be able to purchase additional amounts of our common shares at an initial purchase price of $40.00 per share, which price is subject to adjustment upon the occurrence of specified events, which include, among other things, the declaration or payment of a stock dividend, a subdivision of the outstanding shares of common stock and a combination or consolidation of the outstanding shares of common stock into a smaller number of shares of common stock. On June 3, 2005, we effected a two-for-one split with respect to our outstanding shares of common stock and the purchase price per share under the rights plan adjusted to $20.00. A detailed description of our amended and restated shareholder rights plan may be found in our registration statement on Form 8-A, as amended, which you may obtain as described under “Where You Can Find More Information.”
Transfer Agent
      The transfer agent and registrar of our common stock is Computershare Investor Services, N.A., Jersey City, New Jersey.
DESCRIPTION OF DEBT SECURITIES
       The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.
      Article 12, Section 8 of the Constitution of the State of Arkansas, adopted in 1874, prohibits private corporations from increasing their “bonded indebtedness” without the prior consent of their shareholders obtained at a meeting held after notice of not less than 60 days. The term “bonded indebtedness” is not defined by the Constitution or other laws of the State of Arkansas. We have been advised by counsel that we should treat the debt securities as “bonded indebtedness” within the meaning of the Arkansas Constitution. We have also been advised by Arkansas counsel that neither the amounts borrowed under the Company’s existing $500 million revolving credit facility nor the Company’s outstanding several guarantee of 60% of NOARK’s debt obligations constitute “bonded indebtedness.” Our shareholders have previously authorized the incurrence of up to $600,000,000 principal amount of “bonded indebtedness,” and we currently have an aggregate principal amount of $225,000,000 of “bonded indebtedness” outstanding, excluding the amounts outstanding under our credit facility and our NOARK guaranty. Debt securities offered through this prospectus, will be limited to an aggregate initial public offering price or an equivalent amount in one or more foreign currencies or composite currencies which, when taken together with the principal amount of all outstanding “bonded indebtedness,” would not exceed $600,000,000.
      The debt securities are to be issued in one or more series under an indenture dated as of December 1, 1995, between us and J.P. Morgan Trust Company, National Association (formerly The First National Bank of Chicago), as trustee. The following description of the debt securities and the indenture is a summary and is subject to the detailed provisions of the indenture. The indenture is included as an exhibit to the registration statement of which this prospectus is a part. The following summary of certain material provisions of the indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture, including the definitions of terms used in the indenture. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.
General
      The debt securities will rank as to priority of payment equally with all of our other outstanding unsubordinated and unsecured indebtedness. The indenture does not limit the aggregate amount of debt securities that may be issued thereunder, nor does it limit the incurrence or issuance of other secured or unsecured debt by us.
      The indenture provides that the debt securities may be issued from time to time in one or more series. We may authorize the issuance and provide for the terms of a series of debt securities pursuant to a supplemental indenture or pursuant to a resolution of our board of directors, any duly authorized committee of our board of directors or any committee of our officers or our other representatives duly authorized by the board of directors for such purpose. The indenture provides us with the ability to “reopen” a previous issue of a series of debt securities and to issue additional debt securities of such series.
      The prospectus supplement relating to the particular series of debt securities being offered thereby will set forth the terms relating to the offering. The terms may include:

•	the title and type of such debt securities;

•	the aggregate principal amount of the debt securities;

•	the purchase price of the debt securities;

•	the date or dates on which the principal of and premium, if any, on the debt securities is payable or the method of determining such date or dates;

•	the rate or rates (which may be fixed, variable or zero) at which the debt securities will bear interest, if any, or the method of calculating such rate or rates;

•	the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined;

•	the date or dates on which interest, if any, will be payable and the record date or dates therefor;

•	the place or places where principal of, premium, if any, and interest, if any, on such debt securities will be payable;

•	the period or periods within which, the price or prices at which, the currency in which, and the other terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder and the period or periods within which, the price or prices at which, and the other terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	the denominations in which the debt securities are authorized to be issued;

•	the currency for which debt securities may be purchased or in which debt securities may be denominated and/or the currency in which the debt securities are stated to be payable;

•	if the amount of payments of principal of and premium, if any, or interest, if any, on the debt securities may be determined with reference to an index, formula or other method (which index, formula or other method may be based on a currency other than that in which such debt securities are stated to be payable), the index, formula or other method by which such amount shall be determined;

•	if the amount of payments of principal of and premium, if any, or interest, if any, on the debt securities may be determined with reference to an index, formula or other method based on the prices of securities or commodities, with reference to changes in the prices of particular securities or commodities or otherwise by application of a formula, the index, formula or other method by which such amount shall be determined;

•	if other than the entire principal amount thereof, the portion of the principal amount of the debt securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined;

•	the person to whom any interest on any debt security shall be payable if other than the person in whose name such debt security is registered on the applicable record date;

•	provisions, if any, granting special rights to the holders of debt securities upon the occurrence of such events as may be specified;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the indenture with respect to such debt securities;

•	any additional amounts we will pay in respect of the debt securities or any option we may have to redeem the debt securities;

•	whether the debt securities will be registered or bearer debt securities;

•	the date any debt securities will be dated if other than the date of issuance;

•	the forms of the debt securities, and coupons, if any;

•	the application, if any, of such means of defeasance as may be specified for such debt securities;

•	the identity of the registrar and any paying agent;

•	whether such debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global security or securities and whether interests in such debt securities in global form may be exchanged for definitive certificated debt securities; and

•	any other special terms pertaining to such debt securities.
      Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange. (Section 3.1) Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued only in fully registered form without coupons or in the form of one or more global debt securities as specified below under “Global Debt Securities.” (Section 2.3) Unless the prospectus supplement specifies otherwise, debt securities denominated in U.S. dollars will be issued only in denominations of U.S. $1,000 and any integral multiple thereof. (Section 3.2) The prospectus supplement relating to debt securities denominated in a foreign or composite currency will specify the authorized denominations thereof. Where debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those debt securities and the payment on and transfer and exchange of those debt securities will be described in the applicable prospectus supplement. Bearer debt securities will be transferable by delivery. (Section 3.5)
      Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such debt securities will be described in the applicable prospectus supplement.
      If the amount of payments of principal of and premium, if any, or any interest on debt securities of any series is determined based on any type of index or formula or changes in prices of particular securities or commodities, the federal income tax consequences, specific terms and other information with respect to those debt securities and the index or formula and securities or commodities will be described in the applicable prospectus supplement.
      If the principal of and premium, if any, or any interest on debt securities of any series are payable in a foreign or composite currency, the restrictions, elections, federal income tax consequences, specific terms and other information with respect to those debt securities and the currency will be described in the applicable prospectus supplement.
Payment, Registration, Transfer and Exchange
      Unless otherwise provided in the applicable prospectus supplement, payments in respect of the debt securities will be made in the designated currency at the office or agency maintained by us for that purpose as we may designate from time to time, except that, at our option, interest payments, if any, on debt securities in registered form may be made (i) by checks mailed to the holders of debt securities entitled to such interest payments at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled to such interest payments as specified in the register. (Section 3.7(a) and 9.2) Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on debt securities in registered form will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest. (Section 3.7(a))
      Payment in respect of debt securities in bearer form will be made in the currency and in the manner designated in the prospectus supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as we may appoint from time to time. The paying agents outside the United States initially appointed by us for a series of debt securities will be named in the prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if debt securities of a series are issuable as securities that are only payable to the registered holder, we will be required to maintain at least one paying agent in each place where principal of, premium, if any, and interest on those debt securities is payable and, if debt securities of a series are issuable as securities that are payable to any person, we will be required to maintain a paying agent in a place where principal of, premium, if any, and interest on those debt securities is payable outside the United States where debt securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2)
      Unless otherwise provided in the applicable prospectus supplement, debt securities in registered form will be transferable or exchangeable at the agency maintained for such purpose as designated by us from time to time. (Sections 3.5 and 9.2) Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5)
Global Debt Securities
      The debt securities of a series may be issued in whole or in part in the form of one or more fully registered global securities, or a registered global security, that will be deposited with a depository or with a nominee for the depository identified in the applicable prospectus supplement. In such a case, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such registered global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a registered global security may not be registered for transfer or exchange except as a whole by the depository for such registered global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor depository for such series or a nominee of such successor depository and except in the circumstances described in the applicable prospectus supplement. (Section 3.5)
      The specific terms of the depository arrangement with respect to any portion of a series of debt securities to be represented by a registered global security will be described in the applicable prospectus supplement. We expect that the following provisions will apply to depository arrangements.
      Upon the issuance of any registered global security, and the deposit of such registered global security with or on behalf of the depository for such registered global security, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of institutions, which we refer to as participants, that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such debt securities or by us, if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold interest through participants. Ownership of beneficial interests by participants in such registered global security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the depository for such registered global security or by its nominee. Ownership of beneficial interests in such registered global security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such registered global securities.

      So long as the depository for a registered global security, or its nominee, is the registered owner of such registered global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Unless otherwise specified in the applicable prospectus supplement and except as specified below, owners of beneficial interests in such registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in certificated form and will not be considered the holders thereof for any purposes under the indenture. (Section 3.8) Accordingly, each person owning a beneficial interest in such registered global security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.
      The depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that, under existing industry practices, if we request any action of holders, or any owner of a beneficial interest in such registered global security desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.
      Unless otherwise specified in the applicable prospectus supplement, payments with respect to principal, premium, if any, and interest on debt securities represented by a registered global security registered in the name of a depository or its nominee will be made by us through a paying agent to such depository or its nominee, as the case may be, as the registered owner of such registered global security.
      We expect that the depository for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depository. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street names”, and will be the responsibility of such participants. We, the trustee or any of our or the trustee’s agents shall not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a registered global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.8)
      Unless otherwise specified in the applicable prospectus supplement, if the depository for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will issue such debt securities in definitive certificated form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of such series in definitive certificated form in exchange for all of the registered global security or securities representing such debt securities. (Section 3.5) Debentures so issued in definitive certificated form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

      The debt securities of a series may also be issued in whole or in part in the form of one or more bearer global securities that will be deposited with a depository, or with a nominee for such depository, identified in the applicable prospectus supplement. Any such bearer global securities may be issued in temporary or permanent form. (Section 3.4) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of debt securities to be represented by one or more bearer global securities will be described in the applicable prospectus supplement.
Certain Covenants
      Limitation on Liens. We will not, and will not permit any of our subsidiaries to, incur, assume or guarantee any indebtedness for borrowed money secured by a lien on any property, if the sum, without duplication, of

•	the aggregate principal amount of all secured debt; and

•	all attributable debt in respect of sale and leaseback transactions (other than certain excluded sale and leaseback transactions)
exceeds 15% of our consolidated net tangible assets, unless we provide that the debt securities will be secured equally and ratably with (or, at our option, prior to) such secured debt.
      The provisions described in the foregoing paragraph do not apply to indebtedness secured by the following:

(i) (A) liens existing as of the date of the indenture or (B) liens relating to a contract that was entered into by us or any of our subsidiaries prior to the date of the indenture;

(ii) liens on any property existing at the time of acquisition thereof (whether such acquisition is direct or by acquisition of stock, assets or otherwise) by us or any of our subsidiaries;

(iii) liens upon or with respect to any property (including any related contract rights) acquired, constructed, refurbished or improved by us or any of our subsidiaries (including, but not limited to, liens to secure all or any part of the cost of oil, gas or mineral exploration, drilling, mining, extraction, refining or processing or development of, or construction, alteration or repair of any building, equipment, facility or other improvement on, all or any part of such property, including any pipeline financing) after the date of the indenture which are created, incurred or assumed contemporaneously with, or within 360 days after, the latest to occur of the acquisition (whether by acquisition of stock, assets or otherwise), completion of construction, refurbishment or improvement, or the commencement of commercial operation, of such property (or, in the case of liens on contract rights, the completion of construction or the commencement of commercial operation of the facility to which such contract rights relate, regardless of the date when the contract was entered into) to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction, refurbishment or improvement; provided, however, that in the case of any such construction, refurbishment or improvement, the lien shall relate only to indebtedness reasonably incurred to finance such construction, refurbishment or improvement;

(iv) liens securing indebtedness owing by any of our subsidiaries to us or to other subsidiaries;

(v) liens in connection with the sale or other transfer in the ordinary course of business of (A) crude oil, natural gas, other petroleum hydrocarbons or other minerals in place for a period of time until, or in an amount such that, the purchaser or other transferee will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals, or

(B) any other interest in property of the character commonly referred to as a “production payment”;

(vi) liens on current assets to secure any indebtedness maturing (including any extensions or renewals thereof) not more than one year from the date of the creation of such lien; and

(vii) liens for the sole purpose of extending, renewing or replacing in whole or in part the indebtedness secured thereby referred to in the foregoing clauses (i) to (vi), inclusive, or in this clause (vii); provided, however, that the liens excluded pursuant to this clause (vii) shall be excluded only in an amount not to exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the property subject to the lien so extended, renewed or replaced (plus refurbishment of or improvements on or to such property).

      “Attributable debt” means, as to a lease under which we or our subsidiaries are at the time liable that is required to be classified and accounted for as a capitalized lease obligation on our balance sheet under generally accepted accounting principles in the United States as then effect, or GAAP, at any determination date, the total net amount of rent required to be paid under such lease during the remaining primary term, discounted from the respective due dates to such date at the rate per annum equal to the interest rate implicit in such lease. The net amount of rent required to be paid under any such lease for such period is the aggregate amount of rent payable by lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar expenses or any amount required to be paid by such lessee thereunder contingent upon the amount of revenues (or other similar contingent amounts). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. Notwithstanding the foregoing, the term “attributable debt” excludes any amounts in respect of any sale and leaseback transaction which we or one of our subsidiaries is permitted to enter into in accordance with the provisions described in the second and third sentences under the caption “Limitation on Sale and Leaseback Transactions.” For purposes of this definition, “capitalized lease obligation” means, as applied to us or our subsidiaries, the rental obligation, under any lease of any interest in any kind of property or asset (whether real, personal or mixed or tangible or intangible) the discounted present value of the rental obligations of such person as lessee under which, in conformity with GAAP, is required to be capitalized on our balance sheet.
      Under the indenture:

•	“consolidated net tangible assets” means, with respect to us as at any date,

•	our total assets as they appear on our most recently prepared consolidated balance sheet as of the end of a fiscal quarter, less

•	all liabilities shown on such consolidated balance sheet that are classified and accounted for as current liabilities or that otherwise would be considered current liabilities under GAAP;

•	all assets shown on such consolidated balance sheet that are classified and accounted for as intangible assets or that otherwise would be considered intangible assets under GAAP, including, without limitation, franchises, patents and patent applications, trademarks, brand names and goodwill.

•	“sale and leaseback transaction” means any direct or indirect arrangement with any person or to which any such person is a party, providing for the leasing to us or our subsidiary of any property, whether owned at the date of the indenture or thereafter acquired, which has been or is to be sold or transferred by us or such subsidiary to such person or to any other person to whom funds have been or are to be advanced by such person on the security of such property; and

•	“secured debt” means any indebtedness for borrowed money incurred, assumed or guaranteed after the date of the indenture by us or one of our subsidiaries that is secured by a lien.

      Limitation on Sale and Leaseback Transactions. Neither we nor any of our subsidiaries may enter into, assume, guarantee or otherwise become liable with respect to any sale and leaseback transaction involving any property, if the latest to occur of the acquisition, the completion of construction or the commencement of commercial operation of such property shall have occurred more than 180 days prior thereto, unless after giving effect thereto the sum, without duplication, of

•	the aggregate principal amount of all secured debt; and

•	all attributable debt in respect of sale and leaseback transactions does not exceed 15% of our consolidated net tangible assets.
      This restriction shall not apply to any sale and leaseback transaction if, within 180 days from the effective date of such sale and leaseback transaction, we apply or our subsidiary applies an amount not less than the greater of

•	the net proceeds of the sale of the property leased pursuant to such arrangement; or

•	the fair value of the property to retire its funded debt, including, for this purpose, any currently maturing portion of such funded debt, or to purchase other property having a fair value at least equal to the fair value of the property leased in such sale and leaseback transaction.
      “Funded debt” means all indebtedness for borrowed money owed or guaranteed by us or any of our subsidiaries and any other indebtedness which, under GAAP, would appear as indebtedness on our most recent consolidated balance sheet, which matures by its terms more than 12 months from the date of such consolidated balance sheet or which matures by its terms in less than 12 months but by its terms is renewable or extendible beyond 12 months from the date of such consolidated balance sheet at the option of the borrower.
      This restriction also does not apply to any sale and leaseback transaction

•	between us and any of our subsidiaries or between any of our subsidiaries;

•	entered into prior to the date of the indenture; or

•	for which, at the time the transaction is entered into, the term of the related lease to us or our subsidiary of the property sold pursuant to such transaction is three years or less.
Consolidation, Merger or Sale
      We will not consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless

•	the person formed by or surviving any such consolidation or merger (other than us) or which acquires our assets, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the person formed by or surviving any such consolidation or merger (other than us), or which acquires our assets, expressly assumes all of our obligations under the debt securities and the indenture; and

•	immediately after giving effect to the transaction, no default or event of default under the indenture shall have occurred and be continuing. Upon any such consolidation, merger or sale, the successor person formed by such consolidation, or into which we are merged or to which such sale is made, shall succeed to, and be substituted for us under the indenture. (Section 7.1)
      The indenture contains no covenants or other specific provisions to afford protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control, except to the limited extent described above.
Events of Default, Notice and Certain Rights on Default
      The indenture provides that, if any specified event of default occurs with respect to the debt securities of any series and is continuing, the trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding debt securities of that series, by written notice to us (and to the trustee for such series, if notice is given by such holders of debt securities), may declare the principal of (or, if the debt securities of that series were originally issued with a discount, such portion of the principal amount specified in the prospectus supplement) and accrued interest on all the debt securities of that series to be due and payable. (Section 5.2)
      An “event of default” with respect to debt securities of any series is defined in the indenture as being any of the following:

•	default for 30 days in payment of any interest on any debt security of that series or any coupon appertaining thereto or any additional amount payable with respect to debt securities of such series as specified in the applicable prospectus supplement when due;

•	default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when and as due;

•	default for 90 days after notice to us by the trustee for such series, or by the holders of 25% in aggregate principal amount of the debt securities of such series then outstanding, in any material respect in the performance of any other agreement in the debt securities of that series, in the indenture (or in any supplemental indenture or board resolution referred to therein) under which the debt securities of that series may have been issued;

•	default resulting in acceleration of our other indebtedness for money borrowed where the aggregate principal amount so accelerated exceeds $15 million and such acceleration is not rescinded or annulled within 30 days after the written notice to us by the trustee or to us and the trustee by the holders of 25% in aggregate principal amount of the debt securities of such series then outstanding; provided that such event of default will be cured or waived if (i) the default that resulted in the acceleration of such other indebtedness for money borrowed is cured or waived and (ii) the acceleration is rescinded or annulled; and

•	certain events of bankruptcy, insolvency or reorganization relating to us. (Section 5.1) Events of default with respect to a specified series of debt securities may be added to the indenture and, if so added, will be described in the applicable prospectus supplement. (Sections 3.1 and 5.1(7))
      The indenture provides that the trustee will, subject to certain exceptions, within 90 days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities of that series notice of all defaults known to it unless such default shall have been cured or waived. “Default” means any event which is, or after notice or passage of time or both, would be, an event of default. (Section 1.1)

      The indenture provides that the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for such series, or exercising any trust or power conferred on such trustee. (Section 5.8)
      The indenture includes a covenant that we will file annually with the trustee a certificate as to our compliance with all conditions and covenants of the indenture. (Section 9.7)
      The holders of a majority in aggregate principal amount of the outstanding debt securities of any series by notice to the trustee may waive, on behalf of the holders of all debt securities of such series, any past default or event of default with respect to that series and its consequences except (i) a default or event of default in the payment of the principal of, premium, if any, or interest, if any, on any debt security, or (ii) a covenant or provision of the indenture that cannot be modified or amended without the consent of each holder of a debt security of such series. (Section 5.7)
Modification of the Indenture
      The indenture contains provisions permitting us and the trustee to enter into one or more supplemental indentures without the consent of the holders of any of the debt securities in order:

•	to evidence the succession of another person to us and the assumption of our covenants in the indenture and in the debt securities by our successor;

•	to add to our covenants or surrender any right or power we have;

•	to add additional events of default with respect to all or any series of debt securities;

•	to add or change any provisions to such extent as necessary to permit or facilitate the issuance of debt securities in bearer form or in global form;

•	to change or eliminate any provision affecting debt securities not yet issued;

•	to secure the debt securities;

•	to establish the form or terms of debt securities;

•	to evidence and provide for successor trustees;

•	if allowed without penalty under applicable laws and regulations, to permit payment in respect of debt securities in bearer form in the United States;

•	to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the indenture; provided that such action does not adversely affect the interests of any holder of debt securities of any series; or

•	to cure any ambiguity or correct any mistake. (Section 8.1)
      The indenture also contains provisions permitting us and the trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities adversely affected (with the debt securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of debt securities of such series; provided, however, that no such supplemental indenture may, without the consent of the holder of each debt security so affected:

•	change the time for payment of principal or premium, if any, or interest on any debt security;

•	reduce the principal of, or any installment of principal of, or premium, if any, or the rate of interest on any debt security, or change the manner in which the amount of any of the foregoing is determined;

•	reduce the amount of premium, if any, payable upon the redemption of any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of any debt security originally issued at a discount;

•	change the currency in which any debt security or any premium or interest thereon is payable;

•	change the index, securities or commodities with reference to which or the formula by which the amount of principal or any premium or interest thereon is determined;

•	impair the right to institute suit for the enforcement of any payment on or after the maturity or redemption of any debt security;

•	reduce the percentage in principal amount of the outstanding debt securities affected thereby the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2)
Defeasance
      Defeasance and Discharge. Unless the prospectus supplement relating to the debt securities of a series provides otherwise, we, at our option, will be deemed to have paid and will be discharged from any and all obligations in respect of such debt securities (except for, among other matters, certain obligations to register the transfer or exchange of the debt securities, to replace stolen, lost or mutilated debt securities and coupons, to maintain paying agencies and to hold certain monies for payment in trust) if, among other things,

•	we have deposited with the trustee, in trust, obligations of the United States government that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and obligations of the United States government in an amount sufficient to pay in the currency in which such debt securities are payable all the principal of, and interest on, such debt securities on the dates such payments are due in accordance with the terms of such debt securities;

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of our exercise of our option under this provision and will be subject to U.S. federal income tax on the same amounts in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. The opinion of counsel must be based upon (x) a ruling of the U.S. Internal Revenue Service to the same effect or (y) a change in applicable U.S. federal income tax law after the date of the indenture such that a ruling is no longer required; and

•	no default or event of default shall have occurred or be continuing, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which we are a party or by which we are bound. The prospectus supplement will more fully describe the provisions, relating to such discharge or termination of obligations. (Sections 4.3 and 4.6)

      Defeasance of Certain Covenants. Unless the prospectus supplement relating to the debt securities of a series provides otherwise, we, at our option, need not comply with certain restrictive covenants of the indenture (including those described above under “Certain Covenants”) upon, among other things, the deposit with the trustee, in trust, of money and/or obligations of the United States government that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and obligations of the United States government in an amount sufficient to pay in the currency in which such debt securities are payable all the principal of, and interest on, such debt securities on the dates such payments are due in accordance with the terms of such debt securities, the satisfaction of the provisions described in the last two bulletpoints of the preceding paragraph and the delivery by us to the trustee of an opinion of counsel to the effect that, among other things, the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Sections 4.5 and 4.6)
The Trustee
      J.P. Morgan Trust Company, National Association is the trustee under the indenture. We maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business.
Conversion or Exchange Rights
      The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of shares of our common stock to be received by holders of such series of debt securities to be adjusted.
PLAN OF DISTRIBUTION
       We may sell the offered securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will set forth the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the purchase price,

•	the net proceeds to us,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	the initial public offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any commissions paid to agents.
      If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time. If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any of these sales in the prospectus supplement.
      Underwriters, dealers and agents participating in a sale of our securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and dealers to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the agents, underwriters or dealers may be required to make as a result of those civil liabilities.
      Agents and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiary companies in the ordinary course of business.

LEGAL MATTERS
       The validity of the securities offered herein will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP will be relying upon Jeffrey L. Dangeau, General Counsel of our subsidiary, Arkansas Western Gas Company, with respect to matters of Arkansas law. As of July 22, 2005, Mr. Dangeau beneficially owned approximately 54,040 shares of the Company’s common stock and options to purchase approximately 53,224 shares of common stock.
      If the securities are distributed in an underwritten offering, underwriters will be advised by their own legal counsel with respect to any offering.
EXPERTS
       The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      Estimates of our oil and gas reserves and related future net cash flows and the present value thereof, which are included in our Annual Report on Form 10-K for the year ended December 31, 2004, were based on a reserve audit prepared by Netherland, Sewell & Associates, Inc., Houston, Texas, an independent petroleum engineering firm. We have incorporated these estimates in reliance upon the authority of such firm as an expert in such matters.

7,300,000 Shares
Common Stock

PRICE $     PER SHARE

RBC Capital Markets
JPMorgan

Banc of America Securities LLC
A.G. Edwards
Friedman Billings Ramsey
Hibernia Southcoast Capital
KeyBanc Capital Markets
Simmons & Company International
SunTrust Robinson Humphrey

PROSPECTUS

      , 2005